London | 8 November 2018:
National Grid, a leading energy
transmission and distribution company,
today announces its Half Year results.

nationalgrid

Report for the period ended 30 September 2018

Highlights

- Maintained strong reliability and safety across all networks
- Decided to exercise Cadent 39% options; sale completion in June 2019 providing £2bn cash proceeds
- Reached major milestone in the US with all distribution companies under refreshed rates
- Approved £850m investment to proceed with Viking interconnector
- Launched UK cost efficiency and restructuring programme

Financial performance

- Underlying operating profit down 6% to £1.3bn, primarily from expected return of Gas Transmission allowances and US tax reform, partially offset by favourable legal settlements of £94m
- Underlying EPS of 19.7p, up 1.2p, reflecting a lower tax rate and reduced share count
- Statutory EPS (continuing) of 12.7p after exceptional charges: UK cost efficiency and restructuring programme £127m; Massachusetts Gas workforce contingency plan £97m
- Interim dividend 16.08p/share, up 3.8% in line with policy
- Capital investment £2.1bn, up 7%

Financial summary

Six months ended 30 September – continuing operations (excluding Cadent)

	Statutory results			Underlying[1]		
Unaudited	2018 £m	2017 £m	% change	2018 £m	2017 £m	% change
Operating profit	1,017	1,274	(20)	1,285	1,368	(6)
Profit before tax	522	780	(33)	816	846	(4)
Earnings per share	12.7p	17.7p	(28)	19.7p	18.5p	6
Capital investment	2,130	2,000	7	2,130	2,000	7

John Pettigrew
Chief Executive

"We have continued to make strong operational progress in the first six months whilst maintaining excellent levels of safety and reliability. Investment in our networks increased to £2.1bn, including further progress on our three major interconnector projects. In the UK, we are implementing a cost efficiency and restructuring programme to ensure that we continue to drive outperformance for customers and shareholders. In the US, we have completed a full refresh of our rate plans so that all our distribution businesses are now operating under new rates, a major milestone which will support our continued growth. We continue to seek a fair settlement on union negotiations in Massachusetts.

"Strategically, we have made good progress with the decision to exercise options for the sale of our remaining 39% share in Cadent and the final investment decision on the Viking interconnector. Looking forward, National Grid is well positioned for the ongoing energy transition and we are on track to achieve asset growth at the top end of our 5-7% range in the medium term."

[1] 'Underlying' represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. These and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. We have provided definitions of these terms on page 52 and reconciliations of these measures on pages 52 to 55. The Group does not believe that these measures are a substitute for IFRS measures, however the Group does believe such information is useful in assessing the performance of the business on a comparable basis.

National Grid 2018/19 Half Year Results Statement

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Conference call details

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (GMT) today. There will be a live webcast of the results presentation available to view at investors.nationalgrid.com.

Live telephone coverage of the analyst presentation at 09:15

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You can view or download copies of the latest Annual Report and Accounts (ARA) and Performance Summary from National Grid's website at investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com

Inside Information in relation to the decision to exercise Cadent options

This announcement is being disclosed in accordance with the Market Abuse Regulation (EU596/2014) and has been determined to contain inside information in line with the definition therein.

Use of Alternative Performance Measures

Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on page 52.

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National Grid 2018/19 Half Year Results Statement

OVERVIEW

National Grid has continued to deliver strong operational and safety performance, with an employee injury frequency rate of under 0.1 – less than one lost time injury per million hours worked. Capital investment increased by £136 million at constant currency to £2,130 million for the first six months of the year. This reflects significant investment in developing and maintaining gas and electricity infrastructure that provides critical services for millions of customers in the UK and US.

Underlying operating profit decreased £79 million (or 6%) at constant currency versus the prior period to £1,285 million. This mainly reflects the expected return of UK Gas Transmission allowances associated with Avonmouth, the impact of US tax reform, and lower profits in the US due to storm costs. This was partly offset by increased revenue from our new US rates, and benefits from legal settlements.

Six months ended 30 September Underlying operating profit	At actual exchange rates			At constant currency	
(£m)	2018	2017	% change	2017	% change
UK Electricity Transmission	556	540	3	540	3
UK Gas Transmission	91	144	(37)	144	(37)
US Regulated	431	526	(18)	522	(17)
NG Ventures and other activities	207	158	31	158	31
Group total underlying operating profit	1,285	1,368	(6)	1,364	(6)

'Underlying results' and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 52 to 55.

Headline operating profit decreased by £54 million at constant currency versus the prior period to £1,202 million. Headline EPS was 17.8p compared to 16.6p in the prior period. For reconciliation between Statutory, Headline and Underlying results please refer to pages 52 to 55.

Decision to exercise Cadent 39% options

We have decided to exercise the options over our remaining 39% share in Cadent and the sale is expected to complete at the end of June 2019, subject to customary regulatory approvals. As previously announced, the expected proceeds of £2 billion will be retained by the business to reinvest in the strong organic growth we anticipate in the medium-term. The financial results of Cadent for this and the prior period have therefore been classified within discontinued operations.

US Regulated business makes good progress – all distribution companies now under refreshed rates

We made good regulatory progress in our US Regulated business as we completed the refresh of rates in our distribution businesses. Following the agreement of new rates for Rhode Island Gas and Electric in August and Massachusetts Gas in September, all distribution companies are now operating under updated rates, supporting increased levels of investment and strong returns. Investment drivers in Northeast US are projected to continue to sustain a high level of asset growth for the US business of over 7% p.a. over the medium-term.

The lower US operating profit reflects the impact of US tax reform, and £56 million higher costs from a number of storms. The majority of storm costs are recoverable under existing regulatory mechanisms. Due to seasonality, US full year profits are weighted towards the second half. This will be more pronounced than usual this year due to higher storm costs in the first half, and with new rates coming into effect in Rhode Island and Massachusetts Gas in September and October respectively. Overall, the lower tax rate will represent a small benefit to full-year earnings in 2018/19.

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National Grid 2018/19 Half Year Results Statement Massachusetts Gas update We continue to negotiate with two of our gas unions in Massachusetts over employment terms and conditions. The two unions represent 1,250 workers from our US workforce of 16,000. Particular issues include the amount of employee contribution to healthcare and proposals to bring future employees into a defined contribution pension scheme, rather than a defined benefit plan. Over the last few years, we have agreed very similar terms with 16 other unions and are hopeful that we can reach an agreement with these two unions. The negotiations have been ongoing for several months and as no agreement was reached before the existing contracts expired, we had to implement contingency workforce plans from the end of June this year. This includes the employment of fully qualified contractors and workers, the use of workers from other parts of the business, increased supervision to ensure safe operation, and the establishment of temporary work sites. These activities have ensured that critical work continues safely and that there is minimal disruption to our customers. As a consequence, we have incurred additional costs of £97 million which have been classified as exceptional. Our objective is to reach a fair settlement that allows the business to deliver vital services at a reasonable cost to customers, minimise any future cost increases and protect the agreements already in place with the other unions. During the work contingency, we have continued to safely provide the service our customers expect, including the completion of almost 40,000 individual jobs. In October, we had a minor incident in Woburn where, as a precaution, we shut off gas supply to 300 homes before testing the system and reconnecting the affected homes. No damage was caused. With this happening on the back of the tragic event in the Merrimack Valley, which is outside our gas service territory, the Massachusetts Department of Public Utilities (DPU) requested we only undertake mandatory and compliance work. We are currently working to resolve this moratorium, as well as keeping the DPU informed on the union negotiations. UK businesses focused on delivering further cost savings under RIIO-T1 Our UK regulated operations continue to perform well in the sixth year of the eight year RIIO-T1 price control. Reliability remains strong while the businesses continue to drive efficiency and build on the significant total expenditure (totex) savings achieved for customers. Organisational review of the UK business During the first half of this year we commenced a multi-year programme covering a range of initiatives to drive further efficiency and lower costs for customers. These initiatives will continue our drive to become a more agile organisation that is positioned to be more responsive to customers. The range of initiatives include a flatter, leaner organisation, further economies of scale, simplifying our processes and ways of working, and making more efficient use of IT and back office activities. To achieve the long-term benefits of these initiatives, we have provided for costs of £127 million in the first half of 2018/19, which we expect will help us generate opex savings of £50 million in 2019/20 and at least £100 million annually from 2020/21. We continue to expect to deliver outperformance of 200-300 basis points in each of the remaining years of RIIO-T1. RIIO-T1 reopeners and Visual Impact Provision funding Ofgem reached a final decision in September on funding for certain projects and programmes of work which were subject to reopeners as we entered RIIO-T1. We submitted four requests to adjust baseline allowances: additional allowances for data centres and cyber security; investments in our Gas Transmission compressor fleet to meet European emissions standards; asset health costs for the Feeder 9 pipeline replacement under the Humber Estuary; and funding for a Visual Impact Provision scheme for under-grounding overhead lines in Dorset. 4

National Grid 2018/19 Half Year Results Statement We were pleased that Ofgem allowed the necessary funding for the investment in physical and cyber security in both electricity and gas transmission. However, we were disappointed not to receive funding for the compressor works, and we are now reviewing our approach to meeting the required environmental obligations. With regards to Feeder 9, Ofgem changed its initial decision on the needs case, awarding us £111 million to continue this project. On the Visual Impact Provision scheme, Ofgem made its final determination on 2 November awarding us £116 million. RIIO-T2 preparation well underway We welcome the RIIO Framework Decision document Ofgem published at the end of July, which provides a solid foundation as we move into the sector specific consultation phase later this year. Ofgem confirmed that the key principles of RIIO-T1 will remain, namely incentives, innovation and output based regulation. Ofgem also emphasised the importance of RIIO-T2 being a stakeholder- engagement led process, which we advocated for, and in which we have experience through our US distribution businesses. Whilst we are pleased with some decisions in the framework document, such as transition to CPIH (Consumer Price Index including Housing), and withdrawal of the proposal to cap returns, there remain areas that we will continue to discuss with Ofgem in the coming months. For example, we believe the cost of equity remains too low. We aim to achieve a fair return that is reflective of the level of risk in transmission networks, together with incentive opportunities to outperform that deliver benefits to customers and shareholders. Sector specific consultations start towards the end of this year and we expect to see a gradual narrowing towards the final framework with initial proposals expected in mid-2020. Overall, we believe that RIIO-T2 must deliver a total financial package that can fund the necessary investment as well as fairly remunerate shareholders for this investment. Solid first half for National Grid Ventures (NGV) and other activities We continue to make good progress on the three interconnectors we have under construction, and have approved investment to proceed with the Viking interconnector to Denmark, subject to the resolution of a number of minor issues. The Nemo Link, North Sea Link and IFA2 interconnectors remain on track, with important milestones over the last six months. North Sea Link has progressed cable laying, with 260 kilometres buried under the seabed. Good progress has also continued on IFA2, with completion of duct works in the cliffs at Chilling on the south coast. On Nemo Link, energisation and station testing is underway, and commissioning is expected before the end of March next year. Our combined investment in these four interconnector projects will be over £2.1 billion. They are expected to contribute approximately £250 million annual EBITDA when fully operational by the mid- 2020s. Preliminary planning approval for Fulham property site In our St. William joint venture, a planning application was submitted for over 1,800 new homes on the Fulham site during 2018. In October, the London Borough of Hammersmith and Fulham resolved to grant planning permission, subject to the agreement of a satisfactory Section 106 agreement dealing with the provision of affordable housing and other developer financial contributions. Over a third of the new homes built will be affordable. Subject to securing planning permission, site development is scheduled to start in 2019 and we expect the site will be transferred into the St. William joint venture during 2018/19. Corporate centre Corporate centre and other activities including Property contributed £76 million to operating profit during the half year, including £94 million of benefit from legal settlements to recover costs associated with a US systems implementation, in line with the treatment of the original costs. 5

National Grid 2018/19 Half Year Results Statement

GROWTH

Balanced portfolio to deliver asset growth and sustainable dividend

National Grid aims to deliver value to shareholders through maintaining a portfolio of businesses with strong operational performance alongside attractive annual asset growth of around 5 to 7% assuming long-run average UK RPI inflation of 3%. The Group aims to deliver this growth while maintaining an efficient balance sheet that allows continued funding of its investment programme, and maintaining the policy of aiming to increase dividend per share by at least RPI for the foreseeable future.

£2.1 billion of capital investment across the Group

We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £2,130 million, an increase of £136 million or 7% at constant currency compared to the first half of 2017/18.

Six months ended 30 September Group capital investment	At actual exchange rates			At constant currency	
(£m)	2018	2017	% change	2017	% change
UK Electricity Transmission	462	515	(10)	515	(10)
UK Gas Transmission	153	157	(3)	157	(3)
US Regulated	1,177	1,095	7	1,089	8
NG Ventures and other activities*	338	233	45	233	45
Group capital investment	2,130	2,000	7	1,994	7

* NG Ventures and other activities capital investment includes equity and financing in joint ventures and associates but excludes £20m and £8m equity contribution to St. William property joint venture for 2018 and 2017, respectively.

Investment in the US Regulated business was £1,177 million for the first six months of this year, an increase of £88 million over the prior period at constant currency. The increase reflects mandated gas work across New York and Rhode Island, partly offset by a reduction of around £60m in capital expenditure in Massachusetts Gas during the implementation of the work contingency plan. The US business continues its significant investment in leak prone pipe replacement, enabling customer growth and reinforcing the electricity system to improve the safety and reliability of networks. This sustained level of investment was a key feature of the updated regulatory filings in the Rhode Island Electric and Gas and Massachusetts Gas businesses, and is expected to continue in future filings, supporting strong levels of rate base growth over the medium term.

The UK regulated businesses invested £615 million in the first half of 2018/19, with UK Electricity Transmission and UK Gas Transmission both investing in asset health to meet their respective Network Output Measures. Investment in our UK Electricity Transmission business was £53 million lower than the prior period, primarily reflecting lower non-load related investment.

National Grid Ventures and other activities investment increased by £105 million to £338 million in the first half of the year versus the prior period. Of this increase, £64 million reflected higher capital expenditure on the IFA2 (France) and North Sea Link (NSL) interconnectors, both of which continue to progress well.

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National Grid 2018/19 Half Year Results Statement FINANCIAL STRENGTH Over £1 billion of new long-term financing National Grid’s balance sheet remains robust, with strong investment grade credit ratings from Moody’s, Standard & Poor’s and Fitch. During the first six months of the year, National Grid raised over £1 billion of new long-term debt. All of the funding was for the US business, with the majority at holding company level. Net debt increased to £25.6 billion in the six months, £2.6 billion higher than at 31 March 2018 (£23.0 billion). This increase was driven by movement in exchange rates (£1.4 billion), and underlying business requirements (£1.2 billion). Interim dividend of 16.08p, increased in line with policy The Board has approved an interim dividend of 16.08p per ordinary share ($1.0616 per American Depositary Share). This represents 35% of the total dividend per share of 45.93p in respect of the last financial year to 31 March 2018 and is in line with the Group’s dividend policy. The interim dividend is expected to be paid on 9 January 2019 to shareholders on the register as at 23 November 2018. The Group’s dividend policy is to aim to grow the ordinary dividend per share at least in line with the rate of UK RPI inflation each year for the foreseeable future. The 2018/19 interim dividend of 16.08p represents a 0.59p (3.8%) increase over the interim dividend for the year ended 31 March 2018 of 15.49p. The scrip dividend alternative will again be offered in respect of the 2018/19 interim dividend. As previously announced, we do not expect to buy back the scrip shares issued during 2018/19 or 2019/20, unless there is sufficient balance sheet capacity. Board changes As previously announced, Andrew Bonfield stood down as Finance Director at the Annual General Meeting on 30 July 2018. Andy Agg, previously Group Tax and Treasury Director, is currently Interim CFO. In May, we also announced that Pierre Dufour would be stepping down as a Non-executive Director of the Board with effect from the end of the Annual General Meeting. In April 2018, we announced the appointment of Amanda Mesler as a Non-executive Director of the Board with effect from 17 May 2018. On appointment, Amanda joined the Audit, Finance and Nominations Committees of National Grid. 7

National Grid 2018/19 Half Year Results Statement OUTLOOK Following the refresh of our rate case programme, good financial performance is expected to continue in the US business. The UK business remains on track to deliver outperformance in the 200-300 bps range, and the contribution from National Grid Ventures and Other activities is expected to be above prior year. Looking ahead, National Grid sees strong growth prospects across the Group. There are a wide range of growth drivers for the US, UK and NGV businesses, which are expected to deliver high quality asset growth of at least 7% for the next two years, and at the top end of our 5-7% range in the medium term. The business continues to be well positioned with a balanced portfolio and an efficient balance sheet that underpins asset and dividend growth. 8

National Grid 2018/19 Half Year Results Statement 2018/19 TECHNICAL GUIDANCE The outlook and technical guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. It is prepared on the basis of the Group’s continuing operations, excluding the results of Cadent which have been classified as a discontinued operation. UK Electricity Transmission Net Revenue (excluding timing) is expected to increase by approximately £80 million compared to 2017/18, reflecting inflationary increases on base revenues and revised system operator incentives. Totex outperformance is expected to increase compared with 2017/18, partly reflecting the higher allowances available to us in the reopener decision as well as improved incentive performance. Overall Return on Equity outperformance is expected to be above the 200-300 bps range. UK Gas Transmission Net Revenue (excluding timing) is expected to decrease, with approximately £160 million of lower revenue allowances compared to 2017/18, primarily due to the return of revenues relating to the Avonmouth project through the annual MOD adjustment2. Totex performance is expected to be lower than 2017/18 primarily reflecting lower allowances from the RIIO-T1 reopener decision. Incentive performance is also expected to be marginally lower. As a result Return on Equity is expected to be slightly lower than the allowed level in 2018/19. UK Timing Revenues will be impacted by timing of recoveries including impacts from prior years. Electricity Transmission is expected to under-recover by around an additional £100 million compared to 2017/18. Gas Transmission timing is expected to under-recover at a similar level to 2017/18. US Regulated operations Net Revenue (excluding timing) is expected to increase by about £80 million, reflecting the full year benefit of new rate case filings and capex trackers, partially offset by the impact of tax reform and the adoption of IFRS15. After inflationary impacts on operating costs and £56 million of storm costs, we expect underlying operating profit to be slightly below the prior year. The majority of storm costs are recoverable under regulatory mechanisms. Costs associated with the Massachusetts Gas workforce contingency plan are classified as an exceptional item and excluded from the underlying results. Excluding the impact of the Massachusetts workforce contingency costs, Return on Equity for overall US Regulated operations is expected to remain at a similar level to the performance in 2017/18. US Timing US in-year timing is heavily influenced by volumetric impacts and commodity prices, particularly over the last quarter of the financial year. We expect payments of previously over-recovered NYSERDA balances to now reduce revenue by approximately $30 million during 2018/19. National Grid Ventures and Other activities Revenue is expected to increase year-on-year, mainly due to the forecast sale of the Fulham site to St. William in our Property business, subject to receiving appropriate planning consents. Profits from the Property business are expected to be almost double last year’s level as a result of this and other sales. 2 In November 2017, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations. 9

National Grid 2018/19 Half Year Results Statement Other activities will also benefit from the £94 million of legal settlements. These benefits will be partially offset by the revenue impact of fewer domestic meters in the Metering business. Joint Ventures and Associates Our share of the profit after tax of joint ventures and associates (excluding Cadent) is expected to be broadly in line with the prior year. Interest and Taxation Net finance costs in 2018/19 are expected to increase, driven by higher average net debt and the non-repeat of gains on the disposal of available for sale investments, partially offset by lower RPI and the benefit of lower pension interest. For the full year 2018/19, the underlying effective tax rate, excluding the share of joint venture and associate post-tax profits, is expected to reduce to around 21%. Changes to accounting standards No material impact on EPS is expected following the adoption of IFRS9 ‘Financial Instruments’ and IFRS15 ‘Revenue from Contracts with Customers’ in 2018/19. Investment, Growth and Net Debt Overall Group capital investment for 2018/19 is expected to be at a similar level to the £4.3 billion of investment in 2017/18. In our UK transmission businesses we expect to invest £1.2 billion; in our US Regulated business capex is expected to be slightly below the prior year level of $3.3 billion, in part due to lower investment in Massachusetts Gas. Investment in our NGV and Other businesses will increase reflecting investment in interconnector projects. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cashflow generated from continuing operations is expected to reduce, including the impact of lower tax allowances in US revenues. Net debt is expected to increase (excluding the impact of foreign exchange) from £25.6 billion at the half year, reflecting ongoing business cash requirements of approximately £1.3 billion. Weighted average number of shares (WAV) is expected to increase from 3,367 million for the first half of the year to approximately 3,390 million reflecting the impact of scrip shares. 10

National Grid 2018/19 Half Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentary in this release is given on an underlying basis at actual exchange rates for continuing operations. The use of these alternative and regulatory performance (or non-IFRS) measures is intended to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. For definitions and metrics see pages 52 to 55 of this statement.

Profits and earnings from continuing operations

Six months ended 30 September

	Statutory			Underlying		
At actual exchange rates	2018 £m	2017 £m	change %	2018 £m	2017 £m	change %
UK Electricity Transmission	437	542	(19)	556	540	3
UK Gas Transmission	46	126	(63)	91	144	(37)
US Regulated	327	448	(27)	431	526	(18)
NG Ventures and other activities	207	158	31	207	158	31
Total operating profit	1,017	1,274	(20)	1,285	1,368	(6)
Net finance costs	(520)	(514)	(1)	(494)	(542)	9
Share of post-tax results of JVs and associates	25	20	25	25	20	25
Profit before tax	522	780	(33)	816	846	(4)
Tax	(93)	(153)	39	(153)	(189)	19
Profit after tax	429	627	(32)	663	657	1
EPS	12.7p	17.7p	(28)	19.7p	18.5p	6

Definitions

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are explained below and reconciled on pages 52 to 55.

Underlying - This is one of the measures used by management to assess the performance of the underlying business. This measure excludes exceptional items, remeasurements, timing and major storm costs. The impact of major storm costs is adjusted for when the total impact on the Group's performance in any one year is sufficiently large.

Constant currency - The underlying profits for prior periods are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency movements. This basis is explained in more detail on page 52.

Operating profit and controllable costs

Statutory operating profit was £1,017m, down £257m (20%) compared with the prior period at actual exchange rates.

Underlying operating profit and controllable costs

Underlying operating profit for the first six months was £1,285m, down £83m against the same period last year at actual exchange rates. The year-on-year movement in exchange rates had a £4m adverse impact on underlying operating profit. On a constant currency basis, underlying operating profit was down £79m (6%).

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National Grid 2018/19 Half Year Results Statement

Six months ended 30 September Over/(under)-recovery (£m) – constant currency	2018	2017	Change %
Balance at start of the period (restated)*	292	403	(28)
In-year (under)/over-recovery	(83)	(108)	23
Balance at end of period	209	295	(29)
Operating profit before exceptional items and remeasurements	1,202	1,256	(4)
Adjust for timing differences	83	108	(23)
Underlying operating profit (excluding timing)	1,285	1,364	(6)

*restated to reflect finalisation of UK and US timing balances

Underlying operating profit from regulated activities decreased by £128m on a constant currency basis. Net regulated income decreased by £2m, driven by return of Avonmouth revenues in UK Gas Transmission. Regulated controllable costs increased by £18m while post-retirement costs decreased by £11m and US bad debts increased by £2m. Depreciation and amortisation increased by £34m and other costs increased by £83m, including increased US storm costs.

Underlying operating profit from National Grid Ventures and Other activities increased by £49m in the period on a constant currency basis with £94m of benefit from legal settlements partly offset by lower property profits in the first half of this year.

Interest

Adjusted net finance costs at £494m were £48m lower than the same period in 2017/18 at actual exchange rates, and £46m lower than 2017/18 at constant currency. This partly reflects lower pension interest costs and higher levels of interest capitalised.

The effective interest rate on Treasury managed debt for the period was 4.4% compared with 4.7% in the first six months of 2017/18.

Underlying profit before tax and taxation

The Group's share of post-tax results from joint ventures and associates was £25m, up by £5m from the same period in 2017/18, including a tax credit in respect of our investment in the partnership with Sunrun.

Underlying profit before tax was down 4% at actual exchange rates to £816m.

Underlying taxation was £153m, £36m lower than the prior period, reflecting lower profits and the reduction in the US federal corporate income tax rate to 21%. The underlying effective tax rate (excluding JVs and associates' profits) decreased to 19.3% compared to 22.9% in the previous period.

Other adjusted earnings metrics, EPS, exceptional and statutory earnings

After deducting earnings attributable to non-controlling interests of £1m, underlying earnings attributable to equity shareholders were £662m, up £6m compared with the same period in 2017/18. Underlying earnings per share increased 6% to 19.7p, benefiting from the lower share count that has resulted from the 2017/18 share consolidation and buy-back programme as part of the return of the proceeds from the UK Gas Distribution sale.

Timing reduced earnings by £64m in the first half of the year, reflecting the return of previously over-recovered revenues in the UK and the US. Exceptional items and remeasurements for continuing operations decreased statutory earnings by £170m after tax. A detailed breakdown of these items can be found on page 32. After these items and non-controlling interests, statutory continuing earnings attributable to equity shareholders were £428m and statutory continuing EPS was 12.7p.

12

National Grid 2018/19 Half Year Results Statement Discontinued operations increased statutory earnings by £3m after tax. This included a negative impact of £45m from exceptional items. A breakdown of these items can be found on pages 34 to 35. Statutory earnings attributable to equity shareholders including discontinued operations were £431m, and statutory basic earnings per share including discontinued operations was 12.8p compared with 19.1p for the same period in the prior year. The decrease compared to the first half of 2017/18 partly reflects costs related to our UK restructuring programme and the Massachusetts workforce contingency plan. With effect from 30 June 2018 the investment in Quadgas HoldCo Limited was classified as held for sale. Cash flow Cash generated from continuing operations before taxation was £1,941m, £81m lower than 2017/18 reflecting increased levels of spend on exceptional items. Funding and net debt Net debt as at 30 September 2018 was £25.6bn, £2.6bn higher than at 31 March 2018 (£23.0bn). Movement in exchange rates accounted for £1.4bn of this increase, with underlying business requirements accounting for £1.2bn. 13

National Grid 2018/19 Half Year Results Statement BUSINESS REVIEW Six months ended 30 September UK ELECTRICITY TRANSMISSION Underlying operating profit in UK Electricity Transmission was £556m, up £16m for the first six months of the year compared to the same period in the prior year. Underlying net revenues increased £28m due to higher base revenues. This was partially offset by a higher depreciation charge. Capital investment of £462m was £53m lower than the prior period. This reflects lower investment following the completion of several large non-load related projects. Overall investment in the period reflected £336m of non-load related investment whilst load related investment was £126m. As previously reported, Western Link experienced technical faults during the commissioning phase. The link is now delivering up to 2,250MW power transfer capability from Scotland to England and Wales and we continue to monitor progress. The business expects to deliver its regulatory outputs for the year at a cost below the associated regulatory totex allowance. This reflects continued delivery of efficiencies in the capital programme and non-load related maintenance activities and additional allowances from reopener filings. In July, Ofgem chose a Competition Proxy Model as the regulatory framework for Hinkley-Seabank. We remain disappointed that Ofgem believe this is the right model for Hinkley-Seabank as we do not believe it will benefit consumers in the long term. We expect Ofgem to introduce changes to our licence by the end of this year, or early 2019, and we will consider all our options at that stage. However, we remain committed to delivering Hinkley-Seabank to time and to quality as per our licence obligations. On 28 September, Ofgem published its decision to allow £65m of additional allowances for enhanced cyber security costs for the Electricity System Operator (ESO). The allowances relate to spend that has been made over the whole of the RIIO-T1 period. We expect recognition of allowances related to historic spend will benefit the Return on Equity reported in 2018/19. On 2 November, Ofgem made their final determination on funding for the undergrounding of lines in an Area of Outstanding Natural Beauty in Dorset, awarding us £116m. The separation of the ESO continues to go smoothly. We remain on track for a legally separate ESO from 1 April 2019. UK GAS TRANSMISSION Underlying operating profit in UK Gas Transmission was £91m, down £53m for the first six months of the year compared to the same period in the prior year, with lower underlying net revenues of £56m primarily due to the expected return of allowances related to Avonmouth that were received in prior years. Capital investment of £153m was £4m lower than the prior period, driven by a small reduction in asset health spend in the period. We expect capital investment for the full year to be in line with the prior year. On 28 September, Ofgem published its decision on a number of reopener filings made by Gas Transmission. Ofgem approved the needs case for additional asset health costs of £111m to fund the replacement of the high-pressure gas transmission pipeline under the Humber Estuary. They also approved additional allowances of £48m for enhanced cyber security costs, however disallowed a request to retain £123m of allowances in relation to the recovery of costs to upgrade compressors to 14

National Grid 2018/19 Half Year Results Statement comply with the Industrial Emissions Directive (IED). We are now reviewing our approach to meeting the required environmental obligations. The UK Gas Transmission business expects to deliver its regulatory outputs at a level of totex above the associated regulatory allowance for this year. This includes the impact of lower allowances for the upgrade of our compressor fleet and our Humber Estuary (Feeder 9) pipeline replacement project. As a result, we expect to deliver a Return on Equity slightly lower than the allowed level in 2018/19. The business continues to focus on process improvements and innovation to increase efficiency over time and we expect to deliver close to the allowed level of return over the remainder of the RIIO-T1 period. US REGULATED OPERATIONS Underlying operating profit in the US Regulated business was £431m, down £95m for the first six months of the year, at actual exchange rates. This was driven by the impact of US tax reform and £56m impact from higher storm costs, the majority of which are recoverable through regulatory mechanisms. Capital investment was £1,177m, £82m higher than the prior period at actual exchange rates. The majority of this investment relates to leak prone pipe replacement and gas system reinforcement in the gas businesses, and storm hardening and resilience across the electric networks. The increase versus the prior period reflects mandated gas work across New York and Rhode Island, partly offset by the impact on capital expenditure due to the Massachusetts Gas workforce contingency plan. Operating company rate refresh completed During the first six months, the US Regulated business completed the refresh of its rate case programme with all distribution companies now operating under rates following an update process that began in 2015. A rate case settlement was approved for our Rhode Island Electric and Gas businesses in August 2018, and a rate case order was issued for our Massachusetts Gas business in September 2018. The Rhode Island settlement, which lasts for three years, provides a 9.3% allowed Return on Equity, with annual capex of $240m providing further medium term clarity on our US growth rates. For Massachusetts Gas, the order provides a 9.5% allowed Return on Equity and annual capex of $413m. Together, these companies represent 19% of National Grid’s US rate base. These new rates for Rhode Island Electric and Gas came into effect on 1 September 2018 and for Massachusetts Gas on 1 October 2018. We plan to file a rate case for the Massachusetts Electric business in November 2018. The company represents over 10% of National Grid’s US rate base. New rates would be expected to come into effect by 1 October 2019. US tax reform As we stated in May, the reduction in the federal tax rate from 35% to 21% will be significantly beneficial to customers. It will be economically neutral for utilities but will reduce cash flows in the near term. We now have clarity on bill reductions for all our operating companies, including updates for KEDNY, KEDLI and Massachusetts Electric since May. The return of the $2.2bn deferred tax balance liability will now be made over an average period of up to 50 years. Rate base growth will increase due to the lower build-up of deferred taxes in the future. Over time this will be beneficial to operating profit and cash flow. These items will collectively flow through the income statement over the next two years. 2018/19 will see a partial impact on operating profit of $210m, which is expected to be more than offset by the full year impact of the lower tax charge, representing a small benefit to full-year earnings. 2019/20 will have an additional impact to operating profit of around $110m. No significant in-year impact is expected on earnings as operating profit impact is offset by the lower tax rate. 15

National Grid 2018/19 Half Year Results Statement

NATIONAL GRID VENTURES AND OTHER ACTIVITIES

Six months ended 30 September (£m)	Operating profit 2018	Operating profit 2017
Total National Grid Ventures	131	132
Property	38	53
Corporate and other activities	38	(27)
Total Other	76	26
Total NG Ventures and other activities	207	158

Joint ventures and associates

Six months ended 30 September (£m)	Share of post-tax profit/(loss) 2018	Share of post-tax profit/(loss) 2017
Total National Grid Ventures	31	24
St. William	(6)	(4)
Total joint ventures and associates	25	20

Six months ended 30 September (£m)	Capital investment 2018	Capital investment 2017
Total National Grid Ventures	212	180
Property	11	5
Corporate and other activities	115	48
Total Other	126	53
Total NG Ventures and other activities	338	233

NATIONAL GRID VENTURES

For the first six months, National Grid Ventures made a £162m contribution to Group profit before tax, consisting of operating profit and post-tax share of JVs and associates earnings. Capital investment was £212m, up £32m versus the prior year.

Nemo Link, IFA2 and North Sea Link interconnector construction remain on track

We have reached important milestones over the last six months on our three interconnectors under construction; Nemo Link, IFA2 and North Sea Link, which remain on track for commissioning in 2018/19, 2020/21 and 2021/22 respectively.

On Nemo Link, energisation and station testing is underway, and we expect full testing to start in December, and commissioning before the end of March next year. On IFA2, we completed the horizontal drilling through the cliffs at Chilling on the south coast, with ducts installed ready to receive the six AC cables in the new year. On North Sea Link, we completed the first two cable laying campaigns, with 260 kilometres buried under the seabed so far and an additional 130km manufactured and transported to Norway ready to lay in 2019.

Approved investment decision on the Viking Link interconnector

We have approved investment to proceed with the Viking Link interconnector, subject to resolution of a number of minor issues. The 760km, 1.4GW HVDC interconnector between Bicker Fen in England and Revsing in Denmark will be a joint venture with Energinet, the Danish transmission owner, and will be the longest interconnector in the world. The link represents an £850m investment for the Group and is

16

National Grid 2018/19 Half Year Results Statement expected to eventually contribute around £100m of EBITDA annually after planned commissioning in 2023. OTHER ACTIVITIES We have decided to exercise the options over our remaining 39% share in Cadent and the sale is expected to complete at the end of June 2019, subject to customary regulatory approvals. As a result, the results of Cadent for this and the prior period have been classified as discontinued operations and are no longer included within underlying results. The Property business delivered an operating profit of £38m, as a result of land sales at Wandsworth, Hornsey and Oxted, the latter two sites into the St. William joint venture. Corporate and other activities profits were up £65m principally due to £94m of legal settlement benefits in line with the treatment of the original costs, partly offset by the absence of a prior year provision release. Capital investment was up £73m to £126m, principally driven by upgrades to our IS systems and investment in gas business enablement projects in the US. We have established a venture capital business called National Grid Partners, based in California. It will make modest investments to ensure we are at the forefront of technological developments relevant for our industry. Investments are focused on start-ups and small companies developing new technologies that will provide clear benefit to our existing businesses. 17

National Grid 2018/19 Half Year Results Statement APPENDIX Unless otherwise stated, all financial commentaries in this release are given on an underlying basis at actual exchange rates. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The underlying basis is further defined on page 52. Alternative Performance Measures derived from IFRS The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 52 to 55. Net revenue Adjusted profit measures Underlying results Constant currency Timing impacts Capital investment Net debt – defined in note 11 on page 39. 18

National Grid 2018/19 Half Year Results Statement PROVISIONAL FINANCIAL TIMETABLE 8 November 2018 2018/19 half year results 21 November 2018 ADRs go ex-dividend 22 November 2018 Ordinary shares go ex-dividend 23 November 2018 Record date for 2018/19 interim dividend 29 November 2018 Scrip reference price announced 7 December 2018 (5pm UK time) Scrip Election Date for 2018/19 interim dividend 9 January 2019 2018/19 interim dividend paid to qualifying shareholders 16 May 2019 2018/19 Preliminary Results 30 May 2019 Ordinary shares and ADRs go ex-dividend for 2018/19 final dividend 31 May 2019 Record date for 2018/19 final dividend 6 June 2019 Scrip reference price announced 17 July 2019 (5pm UK time) Scrip Election Date for 2018/19 final dividend 29 July 2019 2019 AGM 14 August 2019 2018/19 final dividend paid to qualifying shareholders 19

National Grid 2018/19 Half Year Results Statement CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward- looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation, cost efficiency and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of the remaining Cadent stake. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 193 to 196 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. 20

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement
for the six months ended 30 September
2018	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
£m
Continuing operations Revenue	2(a),3	6,347	—	6,347
Operating costs	4	(5,145)	(185)	(5,330)
Operating profit/(loss)	2(b),4	1,202	(185)	1,017
Finance income	5	42	—	42
Finance costs	4,5	(536)	(26)	(562)
Share of post-tax results of joint ventures and associates	2(b)	25	—	25
Profit/(loss) before tax	2(b),4	733	(211)	522
Tax	4,7	(134)	41	(93)
Profit/(loss) after tax from continuing operations	4	599	(170)	429
Profit/(loss) after tax from discontinued operations	6	48	(45)	3
Total profit/(loss) for the period (continuing and discontinued)		647	(215)	432

Attributable to:
Equity shareholders of the parent		646	(215)	431
Non-controlling interests[1]		1	—	1

Earnings per share (pence)
Basic earnings per share (continuing)	8			12.7
Diluted earnings per share (continuing)	8			12.6
Basic earnings per share (continuing and discontinued)	8			12.8
Diluted earnings per share (continuing and discontinued)	8			12.7

2017²	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
£m
Continuing operations Revenue	2(a)	6,684	—	6,684
Operating costs	4	(5,425)	15	(5,410)
Operating profit	2(b),4	1,259	15	1,274
Finance income	5	24	—	24
Finance costs	4,5	(566)	28	(538)
Share of post-tax results of joint ventures and associates	2(b)	20	—	20
Profit before tax	2(b),4	737	43	780
Tax	4,7	(149)	(4)	(153)
Profit after tax from continuing operations	4	588	39	627
Profit/(loss) after tax from discontinued operations	6	67	(17)	50
Total profit for the period (continuing and discontinued)		655	22	677

Attributable to:
Equity shareholders of the parent		654	22	676
Non-controlling interests[1]		1	—	1

Earnings per share (pence)
Basic earnings per share (continuing)	8			17.7
Diluted earnings per share (continuing)	8			17.6
Basic earnings per share (continuing and discontinued)	8			19.1
Diluted earnings per share (continuing and discontinued)	8			19.0

1.	The non-controlling interests for the six month periods ended 30 September 2018 and 2017 relate to continuing operations.

2.	Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 6).

Consolidated statement of comprehensive income
for the six months ended 30 September
	2018	2017¹
	£m	£m

Profit after tax from continuing operations	429	627

Other comprehensive income/(loss) from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains on pension assets and post-retirement benefit obligations	606	594
Net gains on investments in equity instruments designated at fair value through other comprehensive income	8	—
Net gains on financial liability designated at fair value through profit and loss attributable to changes in own credit risk	6	—
Net gains in respect of cash flow hedging of capital expenditure	13	—
Tax on items that will never be reclassified to profit or loss	(142)	(106)

Total items from continuing operations that will never be reclassified to profit or loss	491	488

Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments	403	(262)
Net (losses)/gains in respect of cash flow hedges and cost of hedging	(31)	16
Transferred to profit or loss in respect of cash flow hedges and cost of hedging	27	6
Net gains on available-for-sale investments	—	10
Net gains on investments in debt instruments measured at fair value through other comprehensive income	8	—
Tax on items that may be reclassified subsequently to profit or loss	1	(3)

Total items from continuing operations that may be reclassified subsequently to profit or loss	408	(233)

Other comprehensive income for the period, net of tax, from continuing operations	899	255
Other comprehensive income for the period, net of tax, from discontinued operations[2]	36	64

Other comprehensive income for the period, net of tax	935	319

Total comprehensive income for the period from continuing operations	1,328	882
Total comprehensive income for the period from discontinued operations	39	114

Total comprehensive income for the period	1,367	996

Attributable to:
Equity shareholders of the parent	1,365	996
Non-controlling interests[3]	2	—

1.	Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 6).

2.
The other comprehensive income from discontinued operations relates to items of other comprehensive income of Cadent (investment held through Quadgas Holdco Limited), comprising £35m (2017: £60m) remeasurement gains on pension assets and post-retirement benefit obligations, and £1m (2017: £4m) net gains in respect of cash flow hedges. Both items are shown net of tax.

3.	The non-controlling interests for the six month periods ending 30 September 2018 and 30 September 2017 relate to continuing operations.

Consolidated statement of changes in equity
for the six months ended 30 September
		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share-holders’ equity	Non-controlling interests	Total equity
	Notes	£m	£m	£m	£m	£m	£m	£m
At 1 April 2018 (as previously reported)		452	1,321	21,599	(4,540)	18,832	16	18,848
Impact of transition to IFRS 9 and IFRS 15	17	—	—	(268)	72	(196)	—	(196)
At 1 April 2018 (as restated)		452	1,321	21,331	(4,468)	18,636	16	18,652
Profit for the period		—	—	431	—	431	1	432
Other comprehensive income for the period		—	—	505	429	934	1	935
Total comprehensive income for the period		—	—	936	429	1,365	2	1,367
Equity dividends	9	—	—	(710)	—	(710)	—	(710)
Scrip dividend related share issue		5	(5)	—	—	—	—	—
Issue of treasury shares		—	—	16	—	16	—	16
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payment		—	—	16	—	16	—	16
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	(4)	(4)	—	(4)

At 30 September 2018		457	1,316	21,587	(4,043)	19,317	18	19,335

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share-holders’ equity	Non-controlling interests	Total equity
Notes		£m	£m	£m	£m	£m	£m	£m
At 1 April 2017		449	1,324	22,582	(3,987)	20,368	16	20,384
Profit for the period		—	—	676	—	676	1	677
Other comprehensive income/(loss) for the period		—	—	548	(228)	320	(1)	319
Total comprehensive income/(loss) for the period		—	—	1,224	(228)	996	—	996
Equity dividends	9	—	—	(4,141)	—	(4,141)	—	(4,141)
Scrip dividend related share issue		1	(1)	—	—	—	—	—
Issue of treasury shares		—	—	28	—	28	—	28
Purchase of treasury shares		—	—	(413)	—	(413)	—	(413)
Purchase of own shares		—	—	(5)	—	(5)	—	(5)
Share-based payment		—	—	23	—	23	—	23

At 30 September 2017		450	1,323	19,298	(4,215)	16,856	16	16,872

Consolidated statement of financial position
		30 September 2018	31 March 2018
	Notes	£m	£m

Non-current assets
Goodwill		5,860	5,444
Other intangible assets	2(c)	990	899
Property, plant and equipment	2(c)	42,661	39,853
Other non-current assets		96	115
Pension assets	13	1,754	1,409
Financial and other investments		613	899
Investments in joint ventures and associates		670	2,168
Derivative financial assets	10	1,159	1,319
Total non-current assets		53,803	52,106

Current assets
Inventories and current intangible assets		440	341
Trade and other receivables		2,335	2,798
Current tax assets		89	114
Financial and other investments	11,12	1,658	2,694
Derivative financial assets	10	189	405
Cash and cash equivalents	11,12	130	329
Assets held for sale	6	2,121	—
Total current assets		6,962	6,681

Total assets		60,765	58,787

Current liabilities
Borrowings	11,12	(4,134)	(4,447)
Derivative financial liabilities	10	(355)	(401)
Trade and other payables		(3,144)	(3,453)
Contract liabilities	17	(26)	—
Current tax liabilities		(137)	(123)
Provisions		(379)	(273)
Liabilities held for sale	6	(50)	—
Total current liabilities		(8,225)	(8,697)

Non-current liabilities
Borrowings	11,12	(23,510)	(22,178)
Derivative financial liabilities	10	(780)	(660)
Other non-current liabilities		(868)	(1,317)
Contract liabilities	17	(834)	—
Deferred tax liabilities		(3,902)	(3,636)
Pensions and other post-retirement benefit obligations	13	(1,424)	(1,672)
Provisions		(1,887)	(1,779)
Total non-current liabilities		(33,205)	(31,242)

Total liabilities		(41,430)	(39,939)

Net assets		19,335	18,848

Equity
Share capital		457	452
Share premium account		1,316	1,321
Retained earnings		21,587	21,599
Other equity reserves		(4,043)	(4,540)

Total shareholders’ equity		19,317	18,832
Non-controlling interests		18	16

Total equity		19,335	18,848

Consolidated cash flow statement
for the six months ended 30 September		2018	2017¹
	Notes	£m	£m

Cash flows from operating activities
Operating profit from continuing operations	2(b)	1,017	1,274
Adjustments for:
Exceptional items and remeasurements	4	185	(15)
Depreciation and amortisation	2(c)	791	762
Share-based payment charge		16	23
Changes in working capital		190	153
Changes in provisions		(10)	(51)
Changes in pensions and other post-retirement benefit obligations		(128)	(124)
Cash flows relating to exceptional items		(120)	—

Cash generated from continuing operations		1,941	2,022
Tax (paid)/received		(6)	46

Net cash flow from operating activities – continuing operations		1,935	2,068

Net cash flow used in operating activities – discontinued operations[2]		(47)	(126)

Cash flows from investing activities
Acquisition of investments[3]		(19)	(1)
Investments in joint ventures and associates		(84)	(77)
Loans to joint ventures and associates		(11)	(38)
Purchases of intangible assets		(140)	(73)
Purchases of property, plant and equipment		(1,765)	(1,768)
Disposals of property, plant and equipment		10	2
Dividends received from joint ventures and associates		33	29
Interest received		31	20
Net movements in short-term financial investments		1,157	6,130

Net cash flow (used in)/from investing activities – continuing operations		(788)	4,224

Net cash flow from investing activities – discontinued operations[4]	6	78	15

Cash flows from financing activities
Purchase of own shares		(2)	(5)
Proceeds from issue of treasury shares		16	28
Purchase of treasury shares		—	(413)
Proceeds received from loans		1,116	1,091
Repayments of loans		(1,575)	(1,471)
Net movements in short-term borrowings and derivatives		208	(1,717)
Interest paid		(433)	(421)
Dividends paid to shareholders		(710)	(4,141)

Net cash flow used in financing activities – continuing operations		(1,380)	(7,049)

Net cash flow used in financing activities – discontinued operations[5]		—	(231)

Net decrease in cash and cash equivalents	12	(202)	(1,099)
Exchange movements		3	(1)
Net cash and cash equivalents at start of period		329	1,139

Net cash and cash equivalents at end of period		130	39

1.	Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 6).

2.	Cash flows used in discontinued operating activities in both 2018 and 2017 related to the disposal of the UK Gas Distribution business.

3.	Acquisition of investments includes Technology and Innovation investments.

4.
Cash flows from discontinued investing activities relates to the receipt of £66m (2017: £nil) of dividends and £12m (2017: £15m) of interest on the shareholder loan from our investment in Quadgas HoldCo Limited (see note 6).

5.	Cash flows used in discontinued financing activities in 2017 related to the liability management programme related to the UK Gas Distribution business.

Notes to the financial statements

1.	Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2018 and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU); and the Disclosure and Transparency Rules of the Financial Conduct Authority. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2018 and 2017, together with the audited consolidated statement of financial position at 31 March 2018.

The financial information for the year ended 31 March 2018 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2018, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU, and have been filed with the Registrar of Companies. The Deloitte LLP audit report on these statutory accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2019. The notes to the financial statements have been prepared on a continuing basis unless otherwise stated. The Group has adopted IFRS 9 'Financial Instruments' and IFRS 15 'Revenue from Contracts with Customers' for the first time with effect from 1 April 2018. Other than in this respect, the half year financial statements have been prepared on a basis consistent with that applied in the preparation of the financial statements for the year ended 31 March 2018, other than as outlined below in relation to discontinued operations.

Our consolidated income statement and segmental analysis (see note 2) separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and improves the comparability of reported financial performance from year to year.

Events or transactions which are classified as exceptional items or remeasurements are defined in the Annual Report and Accounts and Form 20-F.

We continue to adopt a columnar presentation as we consider it improves the clarity of the presentation, and is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee, and better enables users of the financial statements to understand the results. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period.

Areas of judgement and key sources of estimation uncertainty

In preparing this half year financial information, the areas where judgement has been exercised by management in applying the Group’s accounting policies and the key sources of estimation uncertainty remain consistent with those applied to the Annual Report and Accounts for the year ended 31 March 2018.

In applying the Group’s exceptional items framework for the half year, we have considered three key matters. As described further in note 4, we have concluded that the costs associated with the Massachusetts Gas work continuation (£97m) and the UK cost efficiency and restructuring programme (£127m) should be treated as exceptional. We also considered whether the £94m income from two legal settlements received in the period should also be classified as exceptional. However, we concluded it was appropriate to recognise the income in earnings before exceptional items (within Other Activities), in line with the treatment of the original costs.

In addition, in preparing the half year financial information, we have exercised our judgement in concluding that it is appropriate to classify our investment in and shareholder loan to Quadgas HoldCo Limited (Quadgas), along with the related Further Acquisition Agreement (FAA) and Remaining Acquisition Agreement (RAA) derivatives, as held for sale and as a discontinued operation, as detailed in note 6.

1.	Basis of preparation and new accounting standards, interpretations and amendments (continued)

Going concern

Having made enquiries and reassessed the principal risks, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, it is appropriate to adopt the going concern basis in preparing the half year financial information.

New IFRS accounting standards and interpretations adopted in the period

The Group has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ for the first time with effect from 1 April 2018. Refer to note 17 for details of the impact and transition adjustments arising on adoption.

There are no other new standards, interpretations and amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2018 that have had a material impact on the Group’s results.

New IFRS accounting standards and interpretations not yet adopted

The Group continues to assess the impact of IFRS 16 'Leases', which will be implemented on 1 April 2019. The Group enters into a significant number of operating lease transactions. Under IFRS 16, our operating leases will be accounted for on the consolidated statement of financial position as ‘right-of-use’ assets. This treatment will increase both our assets and liabilities and subsequently, will result in an increase in finance costs and depreciation and a reduction in operating costs.

We continue to assess our revenue, service contracts and power purchase contracts to determine whether we have the right to use assets under those contracts and whether they fall within the scope of IFRS 16. We plan to apply IFRS 16 using the modified retrospective approach, whereby comparatives will not be restated on adoption of the new standard but instead a cumulative adjustment will be reflected in retained earnings. We will provide further details of the impact that the implementation of IFRS 16 will have in the Annual Report and Accounts for the year ending 31 March 2019.

There are no new accounting standards and amendments to existing standards that have been issued, but are not yet effective or have not yet been endorsed by the EU that were not disclosed in our Annual Report and Accounts. The Group has not early adopted any standard, amendment or interpretation that has been issued but is not yet effective.

2. Segmental analysis
We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing.
The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	The high voltage electricity transmission network in England and Wales and Great Britain system operator.
UK Gas Transmission	The high pressure gas transmission network and system operator in Great Britain.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

National Grid Ventures (NGV) does not meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results have not been disaggregated. Other activities that do not form part of any of the segments in the above table primarily relate to UK property development together with insurance and corporate activities in the UK and US and the Group’s investments in Technology and Innovation companies.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of extreme weather over the winter. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2018 when compared to 31 March 2018. The majority of UK revenues are governed by the arrangements under RIIO, through which revenue is primarily based on availability of transmission capacity rather than usage, and therefore are not subject to the same seasonal fluctuations as in the US.

(a)	Revenue

Six months ended 30 September	2018	2017
	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	1,574	2,076
UK Gas Transmission	353	422
US Regulated	4,053	3,799
NGV and Other[1]	387	407
Sales between segments	(20)	(20)

Total revenue from continuing operations	6,347	6,684

Geographical areas:
UK	2,272	2,865
US	4,075	3,819

Total revenue from continuing operations	6,347	6,684

1.	Included within NGV and Other is £294m (2017: £294m) of revenue relating to NGV and £44m (2017: £59m) of revenue relating to UK property development.

2. Segmental analysis (continued)

(b)	Operating profit

	Before exceptional items and remeasurements[1]		After exceptional items and remeasurements[1]
Six months ended 30 September	2018	2017	2018	2017
	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	531	542	437	542
UK Gas Transmission	79	126	46	126
US Regulated	385	433	327	448
NGV and Other[2,3]	207	158	207	158

Total operating profit from continuing operations	1,202	1,259	1,017	1,274

Geographical areas
UK	761	852	634	852
US	441	407	383	422

Total operating profit from continuing operations	1,202	1,259	1,017	1,274

Below we reconcile total operating profit to profit before tax from continuing operations. Operating exceptional items and remeasurements of £94m expense (2017: £nil) detailed in note 4 are attributable to UK Electricity Transmission; £33m expense (2017: £nil) to UK Gas Transmission; and £58m expense (2017: £15m income) to US Regulated operations.

	Before exceptional items and remeasurements[1]		After exceptional items and remeasurements[1]
Six months ended 30 September	2018	2017	2018	2017
	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit - continuing operations	1,202	1,259	1,017	1,274
Share of post-tax results of joint ventures and associates	25	20	25	20
Finance income	42	24	42	24
Finance costs	(536)	(566)	(562)	(538)

Profit before tax from continuing operations	733	737	522	780

1.	Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 6).

2.
Included within NGV and Other is £131m (2017: £132m) of operating profit (both before and after exceptional items and remeasurements) relating to NGV and £38m (2017: £53m) of operating profit (both before and after exceptional items and remeasurements) relating to UK property development.

3.	NGV and Other includes gains of £94m (2017: £nil) in relation to cash received in respect of two legal settlements.

2. Segmental analysis (continued)

(c) Other segmental information

	Net book value[1]		Capital expenditure[2]		Depreciation and amortisation[3]
	30 September 2018	31 March 2018	30 September 2018	30 September 2017	30 September 2018	30 September 2017
	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	13,247	13,028	462	515	(242)	(226)
UK Gas Transmission	4,345	4,280	153	157	(92)	(94)
US Regulated	23,395	20,953	1,177	1,095	(346)	(328)
NGV and Other[4,5]	2,664	2,491	248	125	(111)	(114)

Total from continuing operations	43,651	40,752	2,040	1,892	(791)	(762)

Geographical areas:
UK	19,094	18,772	782	751	(399)	(393)
US	24,557	21,980	1,258	1,141	(392)	(369)

Total from continuing operations	43,651	40,752	2,040	1,892	(791)	(762)

By asset type:
Property, plant and equipment	42,661	39,853	1,900	1,820	(710)	(689)
Non-current intangible assets	990	899	140	72	(81)	(73)

Total from continuing operations	43,651	40,752	2,040	1,892	(791)	(762)

1.	Represents the net book value of property, plant and equipment and other non-current intangible assets at 30 September 2018 and 31 March 2018 respectively.

2.	Represents additions to property, plant and equipment and other non-current intangibles, in the six months ended 30 September 2018 and 30 September 2017 respectively.

3.	Represents the amounts recorded in the consolidated income statement for the six months ended 30 September 2018 and 30 September 2017 respectively.

4.
Included within NGV and Other are assets with a net book value of £1,518m and £60m (31 March 2018: £1,454m and £52m), capital expenditures of £136m and £11m (2017: £72m and £5m) and depreciation and amortisation of £64m and £1m (2017: £68m and £nil) relating to NGV and UK property development respectively.

5.
Net book value for NGV and Other includes certain software assets and properties in the US which are outside the US rate base and operate for the benefit of our US regulated businesses. Costs associated with owning and operating these assets (principally depreciation and amortisation) are recharged to the US regulated business.

3. Revenue
IFRS 15 ‘Revenue from Contracts with Customers’ is effective for periods from 1 April 2018. As explained further in note 17, the standard has been applied prospectively and therefore the analysis below is only provided for the current period. The impact of adoption on the opening balance sheet and reserves is not material, with the main change being in relation to customer connection income.

Under IFRS 15, revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.

The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers. The revenue recognition policies for the non-regulated businesses are not impacted by the adoption of IFRS 15.

Note 17 includes the quantification of the impact for the half year if revenue were still to have been accounted for under IAS 18.

Revenue for the six months ended 30 September 2018	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NG Ventures and Other £m	Total £m
Revenue under IFRS 15
Transmission	1,559	322	315	152	2,348
Distribution	—	—	3,478	—	3,478
Other[1]	—	—	—	138	138

Total IFRS 15 revenue	1,559	322	3,793	290	5,964
Other revenue[2]
Generation	—	—	183	—	183
Other	3	25	77	95	200

Total other revenue	3	25	260	95	383

Total revenue from continuing operations	1,562	347	4,053	385	6,347

Geographic split of revenue for the six months ended 30 September 2018	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NG Ventures and Other £m	Total £m
Revenue under IFRS 15
UK	1,559	322	—	290	2,171
US	—	—	3,793	—	3,793

Total IFRS 15 revenue	1,559	322	3,793	290	5,964
Other revenue
UK	3	25	—	73	101
US2	—	—	260	22	282

Total other revenue	3	25	260	95	383

Total revenue from continuing operations	1,562	347	4,053	385	6,347

1.	Other IFRS 15 revenue relates to revenue generated from metering businesses.

2.	Other revenue principally consists of income relating to US generation contracts where we act as lessor under the leasing standard (IAS 17).

4. Exceptional items and remeasurements
Exceptional items and remeasurements are items of income and expenditure that, in the judgement of the Directors, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods.

Remeasurements comprise gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain financial assets and liabilities categorised as held at fair value through profit and loss. These include financial assets that fail the solely payments of principal and interest test, financial liabilities designated at fair value through profit and loss excluding gains and losses attributable to changes in the Company’s own credit risk, commodity contracts and derivative financial instruments used in our financing activities to the extent that hedge accounting is either not achieved or is not effective.

Six months ended 30 September 2018	Exceptional items	Remeasurements	Total
	£m	£m	£m

Included within operating profit from continuing operations
UK cost efficiency and restructuring programme[1]	(127)	—	(127)
Massachusetts Gas work continuation[2]	(97)		(97)
Net gains on commodity contract derivatives3(i)	—	39	39
	(224)	39	(185)
Included within net finance costs (note 5)
Net losses on derivative financial instruments3(ii)	—	(26)	(26)
Net gains on FVTPL financial assets3(iii)	—	8	8
Net losses on FVTPL financial liabilities3(iv)	—	(8)	(8)
	—	(26)	(26)

Total included within profit before tax from continuing operations	(224)	13	(211)
Tax	48	(7)	41

Total exceptional items and remeasurements after tax from continuing operations	(176)	6	(170)

Six months ended 30 September 2017	Exceptional items[4]	Remeasurements[4]	Total[4]
	£m	£m	£m

Included within operating profit from continuing operations
Net gains on commodity contract derivatives3(i)	—	15	15
	—	15	15
Included within net finance costs (note 5)
Net gains on derivative financial instruments3(ii)	—	28	28
		28	28

Total included within profit before tax from continuing operations	—	43	43
Tax	—	(4)	(4)

Total exceptional items and remeasurements after tax from continuing operations	—	39	39

1.
UK cost efficiency and restructuring programme: In July 2018, our UK business consulted on a series of significant restructuring activities relating to our core UK regulated activities in anticipation of the upcoming RIIO-T2 price control. During the period we completed a comprehensive review of the organisational structure, certain operational activities, and relevant roles and responsibilities across Electricity Transmission and Gas Transmission, with changes communicated ahead of 30 September. By 30 September 2018 we had provided over £100m associated with severance costs, with the remainder of the £127m exceptional charge relating to associated support and planning costs. We expect some further costs will be incurred during the second half of the year as we complete our transition. On the basis that this item is material for the half year results and the full year financial statements, we have treated the costs as exceptional. The cash outflow for the period was £18m.

4. Exceptional items and remeasurements (continued)

2.
Massachusetts Gas work continuation: On 25 June 2018, National Grid implemented a workforce contingency plan across its Massachusetts Gas business following the expiration of contracts for the existing workforce. Since then we have employed experienced contractors alongside supervisors and workers from other areas of our business to ensure work continues safely. In view of the significance of this item to the half year results and on the basis that it will be material to the full year financial statements, we have treated the incremental direct and associated incidental costs as exceptional. As at 30 September 2018, the incremental costs totalled $127m (£97m). The total cash outflow related to the work continuation for the period was $134m (£102m).

3.	Remeasurements on derivative financial instruments:

i.
Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

ii.
Net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the consolidated income statement in relation to our debt financing and foreign exchange hedging of the investment funds held by our insurance captives. These exclude gains and losses for which hedge accounting has been effective, and have been recognised directly in other comprehensive income or are offset by adjustments to the carrying value of debt.

iii.
Net gains/(losses) on fair value through profit and loss (FVTPL) financial assets comprise gains/(losses) on the investment funds held by our insurance captives and Group money market fund investments which are categorised as fair value through profit and loss (see note 17).

iv.
Net gains/(losses) on FVTPL financial liabilities comprises the change in the fair value (excluding changes due to own credit risk) of a financial liability that has been designated at fair value through profit and loss on transition to IFRS 9 to reduce a measurement mismatch (see note 17).

4.	Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 6).

5. Finance income and costs

Six months ended 30 September		2018	2017
	Notes	£m	£m

Finance income before exceptional items and remeasurements
Interest income on financial instruments[1]		42	24
		42	24
Finance costs before exceptional items and remeasurements
Net interest payable on pensions and other post-retirement benefit obligations		(11)	(33)
Interest expense on financial instruments		(555)	(546)
Unwinding of discount on provisions		(35)	(38)
Other interest		(9)	(8)
Less: Interest capitalised		74	59
		(536)	(566)

Net finance costs before exceptional items and remeasurements		(494)	(542)
Total exceptional items and remeasurements	4	(26)	28

Net finance costs including exceptional items and remeasurements from continuing operations		(520)	(514)

1.	Comparatives have been re-presented to reflect the classification of £15m of interest income in respect of our loan to Quadgas as a discontinued operation in the current period (see note 6).

6. Held for sale and discontinued operations – Interests in Quadgas HoldCo Limited

On 31 March 2017, the Group sold 61% of its UK Gas Distribution business to Quadgas BidCo Limited (the Consortium) and retained 39% of the business. At the same time, we and the Consortium also entered into a Further Acquisition Agreement (FAA) in a put/call arrangement to sell a further 14% of our investment in the business between 1 March 2019 and 30 June 2019 (our put, having given at least six months’ notice) or between 1 July 2019 to 31 October 2019 (the Consortium’s call, having given six months’ notice).

On 1 May 2018, we announced that we had entered into a Remaining Acquisition Agreement (RAA) with the Consortium for the remaining 25% stake in the business under an agreement similar to the FAA. The pricing under the RAA is less favourable to the Group, however, in all other material aspects, the RAA is similar to the FAA, in particular as regards the windows for the notice to be given and exercise of the put and call options.

In our 2018 financial statements, the aggregate carrying value of our investment in Quadgas at 31 March 2018 was £2.1bn, determined with reference to the future proceeds expected to be received under the FAA and RAA.

We have decided to exercise the options over our remaining 39% interest in Cadent and the sale is expected to complete at the end of June 2019, subject to customary regulatory approvals.

Assets and liabilities held for sale

Under IFRS, the reclassification of assets (and any associated liabilities) as 'held for sale' can only be triggered once the assets are available for sale in their present condition and the sale is 'highly probable'. The highly probable criteria is met when the sale is expected to be completed within a year. We have therefore classified our interests in Quadgas as 'held for sale' with effect from 30 June 2018, since we expect to exit our investment on 30 June 2019. At 31 March 2018, we had no such expectation of sale completion within a year.

The aggregate carrying value of the assets and liabilities we will exit was £2.1bn at 30 September 2018, reflecting the total proceeds that remain to be received. No discounting has been applied on the basis that the period to exercise is now less than a year. The value allocated to each element of the Quadgas disposal group at 30 September 2018 is as follows:

•	the shareholder loan receivable is valued at par of £0.4bn;

•	the RAA derivative liability[1] is valued at £43m, being £nil less any cash proceeds relating to the RAA received to date;

•
the FAA derivative asset[1] is valued at £87m and has been determined by comparing the pricing mechanism within the FAA against that in the RAA less cash proceeds relating to the FAA received to date; and

•	the residual balance of £1.6bn has been allocated to the investment in associate.

Treatment as a discontinued operation

We consider that the exercise of our put options is the final stage of the plan to dispose of our interest in the UK Gas Distribution business first announced in 2015, and have accordingly treated the results and cash flows arising from Quadgas as a discontinued operation in the current period on the basis that the sale forms part of 'a single coordinated plan' to dispose of UK Gas Distribution. As a consequence, we have classified the various elements of income, expense and cash flows within discontinued operations as set out below, with comparatives also re-presented accordingly:

Consolidated income statement - discontinued operations:

•	£38m of income arising from our post-tax share of the profits of Quadgas Holdco Limited for the three months to 30 June 2018[2] (2017: £52m);

•	£12m of shareholder loan interest receivable (and tax thereon) for the six months to 30 September 2018; (2017: £15m);

•
Impairment charge of £43m (treated as a non-deductible expense for tax purposes), largely offsetting the gains recognised through other comprehensive income in relation to Quadgas' defined benefit pensions arrangement, and £2m of other costs for the three months to 30 June 2018 (2017: £nil); and

•	Tax charge of £2m (2017: £3m).

6. Held for sale and discontinued operations – Interests in Quadgas HoldCo Limited (continued)

Consolidated cash flow statement - discontinued operations:

•	£66m of dividends received in the period (2017: £nil); and

•	£12m of interest received on the shareholder loan (2017: £15m).

Consolidated statement of other comprehensive income - discontinued operations:

•	A gain of £35m relating to pensions, net of deferred tax, for the three month period to 30 June 2018[2] (2017: £60m); and

•	£1m of gains in respect of cash flow hedges for the three month period to 30 June 2018[2] (2017: £4m).

1.
The RAA and FAA are both level 3 financial instruments. No sensitivity analysis is provided in respect of the FAA and RAA derivatives. The price at which we will exit our interest in Quadgas HoldCo Limited is fixed, and accordingly reflected in the aggregate carrying value of the disposal group. Any change in the fair value of these derivatives at 30 September would have been offset by equal and opposite adjustments to the carrying value of our equity interest, with nil net impact on profit and loss for the period.

2.
Once the assets are treated as ‘held for sale’ equity accounting ceases for our investment in our associate. We therefore ceased to record our share of profits and share of gains/losses recorded within other comprehensive income from this date.

7. Tax from continuing operations

The tax charge for the six month period is £93m (2017 re-presented: £153m), and excluding tax on exceptional items and remeasurements, is £134m (2017 re-presented: £149m). The effective tax rate excluding tax on exceptional items and remeasurements is 18.3% (2017 re-presented: 20.2%), which includes our share of post-tax results of joint ventures and associates and is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the seasonality of earnings in the US.

For the full year, we expect the Group effective tax rate to be around 20% excluding tax on exceptional items and remeasurements. This includes the effect of the reduction in the US corporate tax rate resulting from the Tax Cuts and Jobs Act (Tax Reform). The effective tax rate for the year ended 31 March 2018 (re-presented) was (33.4)%, and 23.4% before exceptional items and remeasurements.

Further details on Tax Reform are provided on page 119 of the Annual Report and Accounts. The Finance Act 2016 which was enacted on 15 September 2016, reduced the main rate of corporation tax in the UK to 17% with effect from 1 April 2020. UK deferred tax balances have been calculated at this rate.

8. Earnings per share

Earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Group, as set out in note 1. For further details of exceptional items and remeasurements, see note 4. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a)    Basic earnings per share

Six months ended 30 September	2018	2018	2017¹	2017¹
	Earnings	Earnings per share	Earnings	Earnings per share
	£m	Pence	£m	Pence

Profit after tax before exceptional items and remeasurements - continuing	598	17.8	587	16.6
Exceptional items and remeasurements after tax - continuing	(170)	(5.1)	39	1.1
Profit after tax from continuing operations attributable to the parent	428	12.7	626	17.7

Profit after tax before exceptional items and remeasurements - discontinued	48	1.4	67	1.9
Exceptional items and remeasurements after tax - discontinued	(45)	(1.3)	(17)	(0.5)
Profit after tax from discontinued operations attributable to the parent	3	0.1	50	1.4

Total profit after tax before exceptional items and remeasurements	646	19.2	654	18.5
Total exceptional items and remeasurements after tax	(215)	(6.4)	22	0.6
Total profit after tax attributable to the parent	431	12.8	676	19.1

		Millions		Millions
Weighted average number of shares - basic[2]		3,367		3,539

(b)    Diluted earnings per share

Six months ended 30 September	2018	2018	2017¹	2017¹
	Earnings	Earnings per share	Earnings	Earnings per share
	£m	Pence	£m	Pence

Profit after tax before exceptional items and remeasurements - continuing	598	17.7	587	16.5
Exceptional items and remeasurements after tax - continuing	(170)	(5.1)	39	1.1
Profit after tax from continuing operations attributable to the parent	428	12.6	626	17.6

Profit after tax before exceptional items and remeasurements - discontinued	48	1.4	67	1.9
Exceptional items and remeasurements after tax - discontinued	(45)	(1.3)	(17)	(0.5)
Profit after tax from discontinued operations attributable to the parent	3	0.1	50	1.4

Total profit after tax before exceptional items and remeasurements	646	19.1	654	18.4
Total exceptional items and remeasurements after tax	(215)	(6.4)	22	0.6
Total profit after tax attributable to the parent	431	12.7	676	19.0

		Millions		Millions
Weighted average number of shares - diluted[2]		3,381		3,554

1.	Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 6).

2.
The weighted average number of shares for the six month period ended 30 September 2017 includes the effect of the share consolidation, special dividend and share buy-back programme that took place in the three month period following the sale of the UK Gas Distribution business on 31 March 2017, as described in the Annual Report and Accounts.

9. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends
Final dividend in respect of the year ended 31 March 2018	30.44	710	319
Special dividend - June 2017	84.375	3,171	—
Final dividend in respect of the year ended 31 March 2017	29.10	970	33
The Directors are proposing an interim dividend of 16.08p per share to be paid in respect of the year ending 31 March 2019. This would absorb approximately £547m of shareholders’ equity. An interim dividend for the year ended 31 March 2018 of 15.49p per share was paid in January 2018. The cash dividend paid was £346m with an additional £176m settled via a scrip issue.

10. Fair value measurement

Assets and liabilities measured at fair value
Certain of the Group's assets and liabilities are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 163 of the Annual Report and Accounts.

	30 September 2018				31 March 2018
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Available-for-sale investments[1]	—	—	—	—	2,406	310	5	2,721
Investments held at FVTPL	1,194	—	25	1,219	—	—	—	—
Investments held at FVTOCI	108	338	—	446	—	—	—	—
Investments in associates[2]	—	—	87	87	—	—	79	79
Financing derivatives	—	1,246	1	1,247	—	1,544	1	1,545
Commodity contract derivatives	—	18	83	101	—	8	61	69
Further Acquisition Agreement derivative[3]	—	—	—	—	—	—	110	110

	1,302	1,602	196	3,100	2,406	1,862	256	4,524
Liabilities
Financing derivatives	—	(828)	(194)	(1,022)	—	(725)	(220)	(945)
Commodity contract derivatives	—	(33)	(80)	(113)	—	(54)	(62)	(116)
Liabilities held at fair value	(645)	—	—	(645)	—	—	—	—

	(645)	(861)	(274)	(1,780)	—	(779)	(282)	(1,061)

Total	657	741	(78)	1,320	2,406	1,083	(26)	3,463

1.
With effect from 1 April 2018 and the adoption of IFRS 9, the available-for-sale investments have been reclassified to investments held at fair value through profit and loss (FVTPL) or investments held at fair value through other comprehensive income (FVTOCI). See note 17.

2.	Our level 3 investments include investments relating to Sunrun Neptune 2016 LLC accounted for at FVTPL.

3.
The Group is party to the Further Acquisition Agreement (FAA) and Remaining Acquisition Agreement (RAA) which contain put and call options over 14% and 25% respectively, of the loan and equity it holds in Cadent (through its investment in Quadgas HoldCo Limited). The fair value of the FAA was deemed to be £110m at 31 March 2018. See note 6 for further details.

The estimated fair value of total borrowings using market values at 30 September 2018 is £30,466m (31 March 2018: £30,164m).

Our level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets.

Our level 2 financial investments held at fair value are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

10. Fair value measurement (continued)

Our level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value our level 2 derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 2 commodity derivatives include over-the-counter (OTC) gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps, therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 derivative financial instruments include cross-currency swaps, inflation linked swaps and equity options, all of which are traded on illiquid markets. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value. In addition we also use internally developed models to value Limited Price Index (LPI) derivatives where the inflation curve is illiquid. Inputs include breakeven rates and inflation option premiums which are increasingly illiquid, towards the long-dated points on the curve.

Our level 3 commodity contract derivatives primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. All published forward curves are verified to market data; if forward curves differ from market data by 5% or more they are considered unobservable.

Our level 3 investment in Sunrun Neptune 2016 LLC is fair valued by discounting expected cashflows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within level 3 of the fair value hierarchy are as follows:

	Financing derivatives within net debt (see note 11)		Commodity contract derivatives
Six months ended 30 September	2018	2017	2018	2017
	£m	£m	£m	£m
10% increase in commodity prices	—	—	1	(2)
10% decrease in commodity prices	—	—	(2)	2
+10% market area price change	—	—	(8)	(7)
-10% market area price change	—	—	7	5
+20 basis point increase in Limited Price Index (LPI) market curve[1]	(81)	(85)	—	—
-20 basis point decrease in LPI market curve[1]	79	82	—	—

1.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified.

For our level 3 investments, the sensitivity of the fair value of our investment in Sunrun Neptune 2016 LLC, using a 50 basis point increase/decrease in the discount rate would decrease/increase the fair value by £(4) million/£4 million (2017: £(4) million/£4 million) respectively. The additional investments categorised as level 3 were acquired in the period on market terms and sensitivity is considered insignificant at 30 September 2018.

10. Fair value measurement (continued)

The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives within net debt (see note 11)		Commodity contract derivatives		Other[3]
	2018	2017	2018	2017	2018⁴	2017⁴
	£m	£m	£m	£m	£m	£m
At 1 April	(219)	(465)	(1)	(16)	194	46
Net gains/(losses) through the consolidated income statement for the period[1,2]	26	8	(16)	(1)	4	(2)
Net gains through other comprehensive income for the period	—	—	—	—	6	—
Transfer to held for sale	—	—	—	—	(110)	—
Purchases	—	—	6	—	21	35
Settlements	—	231	13	26	(2)	—

At 30 September	(193)	(226)	2	9	113	79

1.	Gains of £26m (2017: gains of £5m) are attributable to derivative financial instruments held at the end of the reporting period.

2.	Losses of £11m (2017: losses of £1m) are attributable to commodity contract derivative financial instruments held at the end of the reporting period.

3.
Other comprises our investments in Sunrun Neptune 2016 LLC and Embala and the investments made by the Group Technology and Innovation function, which are accounted for at fair value through profit and loss. In addition, the opening balance also includes the Further Acquisition Agreement and Remaining Acquisition Agreement derivatives of £110m that were recognised at 31 March 2018, and have been subsequently reclassified to held for sale (see note 6).

4.	There were no reclassifications out of level 3 (2017: none).

11. Net debt

Net debt comprises our cash and cash equivalents, borrowings and any derivatives thereon (financing derivatives). It also includes current financial investments. Net debt excludes commodity contract derivatives and the derivatives associated with our interest in Quadgas (see note 6).

	30 September 2018	31 March 2018
	£m	£m

Cash, cash equivalents and current financial investments	1,788	3,023
Borrowings and bank overdrafts	(27,644)	(26,625)
Financing derivatives[1]	225	600

Net debt (net of related derivative financial instruments)	(25,631)	(23,002)

1.
Includes £76m (2017: £67m) in relation to capital expenditure. The cash flows for these derivatives are included within investing activities and not financing activities in the consolidated cash flow statement.

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2018			31 March 2018
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m
Financing derivatives	1,247	(1,022)	225	1,545	(945)	600
Commodity contract derivatives	101	(113)	(12)	69	(116)	(47)
Further Acquisition Agreement derivative	—	—	—	110	—	110

Total derivative financial instruments	1,348	(1,135)	213	1,724	(1,061)	663

12. Analysis of changes in net debt

	Cash and cash equivalents	Financial investments	Borrowings	Financing derivatives	Total
	£m	£m	£m	£m	£m

At 31 March 2018	329	2,694	(26,625)	600	(23,002)
Impact of transition to IFRS 9	—	—	(32)	—	(32)

At 1 April 2018 (as restated)	329	2,694	(26,657)	600	(23,034)
Cash flows[1]	(202)	(1,171)	424	260	(689)
Fair value gains and losses and exchange movements	3	95	(851)	(620)	(1,373)
Interest income/(charge)[2]	—	16	(540)	(15)	(539)
Other non-cash movements	—	24	(20)	—	4

30 September 2018	130	1,658	(27,644)	225	(25,631)

	Cash and cash equivalents	Financial investments	Borrowings	Financing derivatives	Total
	£m	£m	£m	£m	£m

At 31 March 2017	1,139	8,741	(28,638)	(516)	(19,274)
Cash flows	(1,099)	(6,148)	2,592	144	(4,511)
Fair value gains and losses and exchange movements	(1)	(40)	522	789	1,270
Interest income/(charge)[2]	—	20	(546)	5	(521)
Other non-cash movements	—	—	(39)	—	(39)

30 September 2017	39	2,573	(26,109)	422	(23,075)

1.
Cash flows excludes £17m (2017: £nil) interest received in relation to a litigation settlement, which is included within interest received within investing activities in the consolidated cash flow statement.

2.
Exceptional income of £nil (2017: £3m) is included in net interest charge on the components of net debt and an exceptional cash inflow of £nil (2017: £3m) is included in net interest paid on the components of net debt.

13. Pensions and other post-retirement benefit obligations

	30 September 2018	31 March 2018
	£m	£m

Present value of funded obligations	(23,601)	(23,747)
Fair value of plan assets	24,307	23,858
	706	111
Present value of unfunded obligations	(318)	(307)
Other post-employment liabilities	(58)	(67)

Net asset/(liability)	330	(263)

Presented in consolidated statement of financial position:
Liabilities	(1,424)	(1,672)
Assets	1,754	1,409

Net asset/(liability)	330	(263)

Key actuarial assumptions	30 September 2018	31 March 2018
Discount rate - UK past service	2.85%	2.60%
Discount rate - US	4.25%	4.00%
Rate of increase in RPI - past service	3.25%	3.15%

The net pensions and other post-retirement benefit obligations position, as recorded under IAS19, at 30 September 2018 was an asset of £330m compared to a liability of £263m at 31 March 2018. The movement of £593m primarily reflects changes in actuarial assumptions resulting in a reduction in liabilities, asset performance being less than the discount rate, and employer contributions paid over the accounting period.

13. Pensions and other post-retirement benefit obligations (continued)

Changes in actuarial assumptions, primarily movements in discount rates, led to a reduction in liabilities of £703m (a decrease in UK and US liabilities of £359m and £344m respectively) which reflected increases in corporate bond yields in both the UK and US. A loss of £135m reflects returns on assets, primarily in the UK, being less than the discount rate. The net impact of actuarial gains and losses has been reflected within the consolidated statement of comprehensive income. Employer contributions of £242m were paid over the accounting period.

The pension surpluses in both the UK in relation to the National Grid UK Pension Scheme of £1,277m (31 March 2018: £1,105m) and the National Grid Electricity Group of the Electricity Supply Scheme of £209m (31 March 2018: £73m) and the Niagara Mohawk Plan in the US of £268m (31 March 2018: £231m) continue to be recognised as assets under IFRIC 14 as explained on page 146 of the Annual Report and Accounts.

The pension surplus at 30 September 2018 attributable to the UK pension plans do not reflect any accounting consequences that may be required as a result of guaranteed minimum pension equalisation. We will be considering the consequences of the recent Lloyds Banking Group judgement issued by the High Court in the coming months.

14. Commitments and contingencies

At 30 September 2018, there were commitments for future capital expenditure contracted but not provided for of £1,851m (2017: £2,148m).

We also have other commitments relating primarily to commodity purchase contracts, operating leases and contingencies in the form of certain guarantees and letters of credit. Other than the repayment of the Guaranteed Notes (described in note 18), these commitments and contingencies are described in further detail on page 157 of the Annual Report and Accounts.

In October 2018, the High Court handed down a judgement involving the Lloyds Banking Group's defined benefit pension schemes, concluding that the schemes should equalise benefits for men and women in relation to guaranteed minimum pension benefits. See note 13 above for further details.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

15. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2018	2017	Year Ended 31 March 2018

Closing rate applied at period end	1.30	1.34	1.40
Average rate applied for the period	1.31	1.31	1.36

16. Related party transactions

Related party transactions in the six months ended 30 September 2018 were substantially the same in nature to those disclosed on page 158 of the Annual Report and Accounts. We continue to treat Quadgas as a related party as we still own 39%. There were no related party transactions in the period that have materially affected the financial position or performance of the Group.

17. Transition to IFRS 9 and IFRS 15

The Group has adopted IFRS 9 and IFRS 15 prospectively, with effect from 1 April 2018. The impact of the transition on the opening consolidated statement of financial position are set out in the following table:

Impact of transition	31 March 2018 As previously reported	Transition adjustments				1 April 2018 As restated
		IFRS 9		IFRS 15
	£m	£m		£m		£m

Non-current assets
Goodwill	5,444	—		—		5,444
Other intangible assets	899	—		—		899
Property, plant and equipment	39,853	—		—		39,853
Other non-current assets	115	—		—		115
Pension assets	1,409	—		—		1,409
Financial and other investments	899	—		—		899
Investments in joint ventures and associates	2,168	—		—		2,168
Derivative financial assets	1,319	—		—		1,319
Total non-current assets	52,106	—		—		52,106

Current assets
Inventories and current intangible assets	341	—		—		341
Trade and other receivables	2,798	—		(3)		2,795
Current tax assets	114	—		2		116
Financial and other investments	2,694	—		—		2,694
Derivative financial assets	405	—		—		405
Cash and cash equivalents	329	—		—		329
Total current assets	6,681	—		(1)		6,680

Total assets	58,787	—		(1)		58,786

Current liabilities
Borrowings	(4,447)	—		—		(4,447)
Derivative financial liabilities	(401)	—		—		(401)
Trade and other payables	(3,453)	—		27	⁷	(3,426)
Contract liabilities	—	—		(21	)⁷	(21)
Current tax liabilities	(123)	—		—		(123)
Provisions	(273)	—		—		(273)
Total current liabilities	(8,697)	—		6		(8,691)

Non-current liabilities
Borrowings	(22,178)	(32	)³	—		(22,210)
Derivative financial liabilities	(660)	—		—		(660)
Other non-current liabilities	(1,317)	—		530	⁷	(787)
Contract liabilities	—	—		(776	)⁷	(776)
Deferred tax liabilities	(3,636)	5	⁴	72	⁸	(3,559)
Pensions and other post-retirement benefit obligations	(1,672)	—		—		(1,672)
Provisions	(1,779)	—		—		(1,779)
Total non-current liabilities	(31,242)	(27)		(174)		(31,443)

Total liabilities	(39,939)	(27)		(168)		(40,134)

Net assets	18,848	(27)		(169)		18,652

Equity
Share capital	452	—		—		452
Share premium account	1,321	—		—		1,321
Retained earnings	21,599	(99	)⁵	(169	)⁹	21,331
Other equity reserves	(4,540)	72	⁶	—		(4,468)
Total shareholders’ equity	18,832	(27)		(169)		18,636
Non-controlling interests	16	—		—		16

Total equity	18,848	(27)		(169)		18,652

17. Transition to IFRS 9 and IFRS 15 (continued)

Both standards were applied using the modified retrospective approach whereby comparative amounts have not been restated but a cumulative adjustment has been made to retained earnings in the 1 April 2018 opening consolidated statement of financial position.

IFRS 9: Financial Instruments

IFRS 9 has changed the accounting for the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. A summary of the accounting changes was provided in the Annual Report and Accounts for the year ended 31 March 2018 and the details are set out below.

Adjustments arising as a result of the transition to IFRS 9:

1.
The available-for-sale category has been replaced with investments held at fair value through profit and loss and investments held at fair value through other comprehensive income. The changes to the classification and measurement of financial assets have not altered the carrying value of any financial assets held by the Group.

The Group has reclassified its investments based on their contractual cash flows and the business model they are held under. The insurance company fund investments and Group investments in money market funds were reclassified from available-for-sale to fair value through profit and loss as their contractual cash flows are not solely payments of principal and interest. Other investments were reclassified to fair value through other comprehensive income as they are held both to collect contractual cash flows and to sell them. The net impact to retained earnings of the reclassification on transition was an £8m gain.

2.
The change from the incurred loss impairment model of IAS 39 to the expected loss model in IFRS 9 has not had a material impact on the Group’s credit loss provision. The Group calculates its impairment provision on trade receivables using a sophisticated provisions matrix. The inclusion of forward looking information has not had a significant impact on the matrix as the relevant short-term future economic conditions affecting our retail customers are expected to be similar to recent experience.

3.
The Group elected to reclassify an existing liability with a carrying value of £570m from amortised cost to fair value through profit and loss to reduce a measurement mismatch. At transition, the resultant impacts include an increase in the carrying value of the liability of £32m, a reduction in retained earnings of £40m and the establishment of an own credit reserve (within Other equity reserves) of £7m.

4.	Deferred tax is recognised on the adjustments recorded on the transition to IFRS 9. Reserve impacts are stated net of related deferred tax.

5.	Retained earnings includes the impact from the changes to adjustments 1, 3 and 6.

6.
The Group has adopted the hedge accounting requirements of IFRS 9 which more closely align with the Group’s risk management policies. On transition, it was concluded that all IAS 39 hedge relationships are qualifying IFRS 9 relationships with the treatment of the cost of hedging being the main change. The effect was a reclassification in reserves of a £67m gain from retained earnings and a £10m gain from the cash flow hedge reserve, into a new cost of hedging reserve (within Other equity reserves). In this reserve, qualifying unrealised gains and losses excluded from hedging relationships are deferred and released systematically into profit or loss to match the timing of hedged items.

17. Transition to IFRS 9 and IFRS 15 (continued)

IFRS 15: Revenue from Contracts with Customers

IFRS 15 has primarily changed the accounting for our connection and diversion revenues in our regulated businesses.

The accounting for revenue under IFRS 15 does not represent a substantive change from the Group’s previous practice under IAS 18 for recognising revenue from sales to customers with the exception of the following items:

•
Certain pass-through revenues (principally revenues collected on behalf of the Scottish and Offshore transmission operators) will be recorded net of operating costs, whereas previously they were recognised gross of operating costs. Had we not adopted IFRS 15, our revenues and operating costs for the six months ended 30 September 2018 would have been £570m higher, with no impact to operating profits.

•
Contributions for capital works relating to connections for our customers are now deferred as contract liabilities on our consolidated statement of financial position and released over the life of the connection asset. This is a change for our US Regulated business and our UK Gas Transmission business, where previously revenues were recorded once the work was completed. Had we not adopted IFRS 15, our revenues and operating profit for the six months ended 30 September 2018 would have been £23m higher.

•
In the UK, contributions for capital works relating to diversions are now recognised as the works are completed. This is a change for the UK regulated businesses where revenues were previously deferred over the life of the asset. Had we not adopted IFRS 15, our revenues and operating profit for the six months ended 30 September 2018 would have been £6m lower.

Adjustments arising as a result of the transition to IFRS 15:

7.
Deferred income from contributions for capital works have now been reclassified to contract liabilities. In addition, these liabilities for capital works relating to connections have increased as these capital contributions for connections are cumulatively adjusted for on 1 April 2018 and are now deferred and released over the life of the connection assets. This is a change for our US Regulated business and our UK Gas Transmission business where previously revenues were recorded once the work was completed.

Partially offsetting the increase in contract liabilities for connections is the change in accounting treatment for contributions relating to diversions in our UK businesses. These contributions are recognised as revenue as the works are completed where previously revenue was recognised over the life of the asset.

8.
Deferred tax is recorded on the incremental amounts recorded against capital contributions and contract liabilities on the transition to IFRS 15. Deferred tax balances have been calculated at the rate substantially enacted at the balance sheet date.

9.	The transition adjustment reflects the net of the above.

18. Additional disclosures in respect of guaranteed securities

On 1 June 2018, the Group repaid the 6.625% Guaranteed Notes due 2018 that were issued in June 1998 by British Transco Finance Inc., then known as British Gas Finance Inc. (issuer of notes). As a result, at 30 September 2018, the only debt issuances (including preferred shares) that are listed on a US national securities exchange and are guaranteed by other companies in the Group are Niagara Mohawk Power Corporation’s 3.6% and 3.9% issued preferred shares, which amount to £29m. National Grid plc provided a guarantee, dated 29 October 2007 for these preferred shares. National Grid plc’s guarantee of Niagara Mohawk Power Corporation’s preferred shares is full and unconditional pursuant to Rule 3-10(i)(8) (i) and (ii) of Regulation S-X. These guarantors commit to honour any liabilities should the company issuing the debt have any financial difficulties.

In order to provide debt holders with information on the financial stability of the companies providing the guarantees, we are required to disclose individual financial information for these companies. Summary statements of comprehensive income and summary cash flow statements are presented, on a consolidated basis, for the period ended 30 September 2018, with comparatives also provided on the same basis. Summary statements of comprehensive income and summary cash flow statements of National Grid plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

The summary statements of financial position of National Grid plc include the investments in subsidiaries recorded on the basis of equity accounting principles for the purposes of presenting condensed consolidating financial information under IFRS. The summary statements of financial position present these investments within non-current financial and other investments.

The consolidation adjustments column includes the necessary amounts to eliminate the intercompany balances and transactions between National Grid plc, Niagara Mohawk Power Corporation and other subsidiaries.

Summary statements of comprehensive income for the six months ended 30 September 2018:

	Parent guarantor	Issuer of Shares
	National Grid plc	Niagra Mohawk Power Corporation	Other subsidiaries	Consolidation adjustments	National Grid consolidated
	£m	£m	£m	£m	£m
Continuing operations
Revenue	—	1,149	5,198	—	6,347
Operating costs	—	(958)	(4,372)	—	(5,330)

Total operating profit	—	191	826	—	1,017
Net finance costs	(109)	(58)	(353)	—	(520)
Interest in equity accounted affiliates	517	—	(36)	(456)	25

Profit before tax	408	133	437	(456)	522
Tax	22	(33)	(82)	—	(93)

Profit after tax from continuing operations	430	100	355	(456)	429
Profit after tax from discontinued operations	—	—	3	—	3

Total profit for the period (continuing and discontinued)	430	100	358	(456)	432
Amounts recognised in other comprehensive income from continuing operations[1]	899	79	416	(495)	899
Amounts recognised in other comprehensive income from discontinued operations[1]	36	—	—	—	36

Total comprehensive income for the year	1,365	179	774	(951)	1,367
Attributable to:
Equity shareholders	1,365	179	772	(951)	1,365
Non-controlling interests	—	—	2	—	2

	1,365	179	774	(951)	1,367

1.	Includes other comprehensive income relating to interest in equity accounted affiliates.

18. Additional disclosures in respect of guaranteed securities (continued)

Summary statements of comprehensive income for the six months ended 30 September 2017:

	Parent guarantor	Issuer of Shares
	National Grid plc	Niagra Mohawk Power Corporation	Other subsidiaries	Consolidation adjustments	National Grid consolidated
	£m	£m	£m	£m	£m
Continuing operations
Revenue	—	1,153	5,531	—	6,684
Operating costs	—	(870)	(4,540)	—	(5,410)

Total operating profit	—	283	991	—	1,274
Net finance income/(costs)	81	(52)	(543)	—	(514)
Dividends receivable	150	—	—	(150)	—
Interest in equity accounted affiliates	461	—	5	(446)	20

Profit before tax	692	231	453	(596)	780
Tax	(15)	(87)	(51)	—	(153)

Profit after tax from continuing operations	677	144	402	(596)	627
Profit after tax from discontinued operations	—	—	50	—	50

Profit for the year	677	144	452	(596)	677
Amounts recognised in other comprehensive income from continuing operations[1]	255	—	517	(517)	255
Amounts recognised in other comprehensive income from discontinued operations[1]	64	—	—	—	64

Total comprehensive income for the year	996	144	969	(1,113)	996
Attributable to:
Equity shareholders	996	144	969	(1,113)	996
Non-controlling interests	—	—	—	—	—

	996	144	969	(1,113)	996

1.	Includes other comprehensive income relating to interest in equity accounted affiliates.

18. Additional disclosures in respect of guaranteed securities (continued)

Summary statements of financial position as at 30 September 2018:	Parent guarantor	Issuer of shares
	National Grid plc	Niagra Mohawk Power Corporation	Other subsidiaries	Consolidation adjustments	National Grid consolidated
	£m	£m	£m	£m	£m
Non-current assets
Goodwill	—	743	5,117	—	5,860
Other intangible assets	—	3	987	—	990
Property, plant and equipment	—	6,769	35,892	—	42,661
Other non-current assets	9	6	90	(9)	96
Amounts owed by subsidiary undertakings	352	—	2,109	(2,461)	—
Pension assets	—	268	1,486	—	1,754
Financial and other investments	22,983	34	3,779	(25,513)	1,283
Derivative financial assets	8	6	1,145	—	1,159
Total non-current assets	23,352	7,829	50,605	(27,983)	53,803

Current assets
Inventories and current intangible assets	—	61	379	—	440
Trade and other receivables	—	574	1,761	—	2,335
Current tax assets	—	—	298	(209)	89
Amounts owed by subsidiary undertakings	12,710	84	13,949	(26,743)	—
Financial and other investments	718	2	938	—	1,658
Derivative financial assets	546	11	99	(467)	189
Cash and cash equivalents	67	3	60	—	130
Assets held for sale	—	—	2,121	—	2,121
Total current assets	14,041	735	19,605	(27,419)	6,962
Total assets	37,393	8,564	70,210	(55,402)	60,765

Current liabilities
Borrowings	(832)	(625)	(2,677)	—	(4,134)
Derivative financial liabilities	(58)	(6)	(758)	467	(355)
Trade and other payables	(64)	(323)	(2,757)	—	(3,144)
Contract liabilities	—	—	(26)	—	(26)
Amounts owed to subsidiary undertakings	(14,000)	(36)	(12,707)	26,743	—
Current tax liabilities	—	(217)	(129)	209	(137)
Provisions	—	(20)	(359)	—	(379)
Liabilities held for sale	—	—	(50)	—	(50)
Total current liabilities	(14,954)	(1,227)	(19,463)	27,419	(8,225)

Non-current liabilities
Borrowings	(782)	(1,667)	(21,061)	—	(23,510)
Derivative financial liabilities	(232)	(6)	(542)	—	(780)
Other non-current liabilities	—	(472)	(396)	—	(868)
Contract liabilities	—	—	(834)	—	(834)
Amounts owed to subsidiary undertakings	(2,108)	—	(353)	2,461	—
Deferred tax liabilities	—	(694)	(3,217)	9	(3,902)
Pensions and other post-retirement benefit obligations	—	(757)	(667)	—	(1,424)
Provisions	—	(280)	(1,607)	—	(1,887)
Total non-current liabilities	(3,122)	(3,876)	(28,677)	2,470	(33,205)
Total liabilities	(18,076)	(5,103)	(48,140)	29,889	(41,430)

Net assets	19,317	3,461	22,070	(25,513)	19,335

Equity
Share capital	457	144	180	(324)	457
Share premium account	1,316	2,362	9,032	(11,394)	1,316
Retained earnings	21,587	954	12,732	(13,686)	21,587
Other equity reserves	(4,043)	1	108	(109)	(4,043)
Shareholders’ equity	19,317	3,461	22,052	(25,513)	19,317
Non-controlling interests	—	—	18	—	18
Total equity	19,317	3,461	22,070	(25,513)	19,335

18. Additional disclosures in respect of guaranteed securities (continued)
Summary statements of financial position as at 31 March 2018:

	Parent guarantor	Issuer of shares
	National Grid plc	Niagra Mohawk Power Corporation	Other subsidiaries	Consolidation adjustments	National Grid consolidated
	£m	£m	£m	£m	£m
Non-current assets
Goodwill	—	691	4,753	—	5,444
Other intangible assets	—	3	896	—	899
Property, plant and equipment	—	6,148	33,705	—	39,853
Other non-current assets	—	3	112	—	115
Amounts owed by subsidiary undertakings	350	—	2,092	(2,442)	—
Pension assets	—	231	1,178	—	1,409
Financial and other investments	21,708	30	5,221	(23,892)	3,067
Derivative financial assets	18	2	1,299	—	1,319
Total non-current assets	22,076	7,108	49,256	(26,334)	52,106

Current assets
Inventories and current intangible assets	—	36	305	—	341
Trade and other receivables	—	515	2,283	—	2,798
Current tax assets	—	—	307	(193)	114
Amounts owed by subsidiary undertakings	11,253	130	11,777	(23,160)	—
Financial and other investments	939	15	1,740	—	2,694
Derivative financial assets	308	7	46	44	405
Cash and cash equivalents	—	4	325	—	329
Total current assets	12,500	707	16,783	(23,309)	6,681
Total assets	34,576	7,815	66,039	(49,643)	58,787

Current liabilities
Borrowings	(779)	(51)	(3,617)	—	(4,447)
Derivative financial liabilities	(187)	(36)	(134)	(44)	(401)
Trade and other payables	(62)	(318)	(3,073)	—	(3,453)
Amounts owed to subsidiary undertakings	(11,810)	—	(11,350)	23,160	—
Current tax liabilities	—	(202)	(114)	193	(123)
Provisions	—	(23)	(250)	—	(273)
Total current liabilities	(12,838)	(630)	(18,538)	23,309	(8,697)

Non-current liabilities
Borrowings	(773)	(2,087)	(19,318)	—	(22,178)
Derivative financial liabilities	(41)	(18)	(601)	—	(660)
Other non-current liabilities	—	(281)	(1,036)	—	(1,317)
Amounts owed to subsidiary undertakings	(2,092)	—	(350)	2,442	—
Deferred tax liabilities	—	(626)	(3,010)	—	(3,636)
Pensions and other post-retirement benefit obligations	—	(765)	(907)	—	(1,672)
Provisions	—	(248)	(1,531)	—	(1,779)
Total non-current liabilities	(2,906)	(4,025)	(26,753)	2,442	(31,242)
Total liabilities	(15,744)	(4,655)	(45,291)	25,751	(39,939)

Net assets	18,832	3,160	20,748	(23,892)	18,848

Equity
Share capital	452	133	180	(313)	452
Share premium account	1,321	2,194	9,032	(11,226)	1,321
Retained earnings	21,599	830	11,511	(12,341)	21,599
Other equity reserves	(4,540)	3	9	(12)	(4,540)
Shareholders’ equity	18,832	3,160	20,732	(23,892)	18,832
Non-controlling interests	—	—	16	—	16
Total equity	18,832	3,160	20,748	(23,892)	18,848

18. Additional disclosures in respect of guaranteed securities (continued)
Summary cash flow statements for the six month periods ended 30 September 2018 and 30 September 2017:

	Parent guarantor	Issuer of shares
	National Grid plc	Niagra Mohawk Power Corporation	Other subsidiaries	Consolidation adjustments	National Grid consolidated
	£m	£m	£m	£m	£m
Period ended 30 September 2018
Net cash flow from operating activities – continuing operations	2	236	1,697	—	1,935
Net cash flow used in operating activities – discontinued operations	—	—	(47)	—	(47)
Net cash flow (used in)/from investing activities – continuing operations	(265)	(171)	(545)	193	(788)
Net cash flow from investing activities – discontinued operations	—	—	78	—	78
Net cash flow from/(used in) financing activities – continuing operations	330	(65)	(1,452)	(193)	(1,380)
Net cash flow from financing activities – discontinued operations	—	—	—	—	—

Net increase/(decrease) in cash and cash equivalents in the period	67	—	(269)	—	(202)
Period ended 30 September 2017
Net cash flow from operating activities – continuing operations	24	328	1,716	—	2,068
Net cash flow used in operating activities – discontinued operations	—	—	(126)	—	(126)
Net cash flow from/(used in) investing activities – continuing operations	3,193	155	596	280	4,224
Net cash flow from investing activities – discontinued operations	—	—	15	—	15
Net cash flow (used in)/from financing activities – continuing operations	(4,303)	(482)	(1,984)	(280)	(7,049)
Net cash flow used in financing activities – discontinued operations	—	—	(231)	—	(231)

Net (decrease)/increase in cash and cash equivalents in the period	(1,086)	1	(14)	—	(1,099)

Principal risks and uncertainties

When preparing the half year financial information the risks as reported in the Annual Report and Accounts (principal risks on pages 19-21 and inherent risks on pages 193-196) were reviewed to ensure that the disclosures remained appropriate and adequate. No significant new risks were identified. Below is a summary of our key risks as at 30 September 2018:

•	Catastrophic asset failure results in a significant safety and/or environmental event;

•	Major cyber security breach of business, operational technology and/or critical national infrastructure systems/data;

•	Failure to predict and respond to a significant disruption of energy that adversely affects our customers and/or the public;

•	Failure to adequately identify, collect, use and keep private the physical and digital data required to support Company operations and future growth;

•	Failure to influence future energy policy and secure satisfactory regulatory agreements;

•	Failure to deliver our customer, stakeholder and investor proposition due to increased political and economic uncertainty;

•	Failure to adequately anticipate and minimise the adverse impact from disruptive forces such as technology and innovation on our business model; and

•	Failure to build sufficient capability and leadership capacity (including effective succession planning) required to deliver our vision and strategy.

The risks and uncertainties associated with the United Kingdom exiting the EU have been considered by the Board. The Board continues to monitor the potential impact of the referendum result on the future performance and position of the Group but does not currently believe there will be a material adverse impact on the Group’s results or financial position in the current financial year.

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom's Financial Conduct Authority.

The Directors confirm that to the best of their knowledge:

a)
the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union;

b)
the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

The Directors of National Grid plc are listed in the Annual Report and Accounts for the year ended 31 March 2018, with the exception of the changes in the period which are listed on page 7.

By order of the Board

……………………..                ……………………..
John Pettigrew                    Sir Peter Gershon
7 November 2018                7 November 2018

Chief Executive                 Chairman

INDEPENDENT REVIEW REPORT TO NATIONAL GRID PLC

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2018 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 18. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2018 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP
Statutory Auditor
London, United Kingdom
7 November 2018

Alternative performance measures/non-IFRS reconciliations

Within the Half Year Results Statement, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below and capital investment. For each of these we present a reconciliation to the most directly comparable IFRS measure.

Net revenue

‘Net revenue’ is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

		2018		2017
Six months ended 30 September	Gross revenue	Pass- through costs	Net revenue	Gross revenue	Pass- through costs	Net revenue
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,574	(614)	960	2,076	(1,117)	959
UK Gas Transmission	353	(104)	249	422	(123)	299
US Regulated	4,053	(1,700)	2,353	3,799	(1,505)	2,294
NGV and Other	387	—	387	407	—	407
Sales between segments	(20)	—	(20)	(20)	—	(20)
Total	6,347	(2,418)	3,929	6,684	(2,745)	3,939

Adjusted profit measures:

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year on year. The various measures are presented on page 11 and reconciled below.

Adjusted results, also referred to as Headline results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For the six months ended 30 September 2018, as highlighted on page 54, our underlying results exclude £64 million under-recovery in respect of timing differences, as well as storm costs where they are significant in a period where we expect to recover the bulk of the costs incurred through regulatory mechanisms in the US.

Constant currency: ‘Constant Currency Basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2018, which was $1.31 to £1.00. The weighted average rate for the six months ended 30 September 2017, was $1.31 to £1.00. Assets and liabilities as at 30 September 2018 have been retranslated at the closing rate at 30 September 2018 of $1.30 to £1.00. The closing rate for the balance sheet date 31 March 2018 was $1.40 to £1.00.

Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings – At actual exchange rates – Continuing operations

Six months ended 30 September 2018	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major Storms	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	437	94	531	25	—	556
UK Gas Transmission	46	33	79	12	—	91
US Regulated	327	58	385	46	—	431
NG Ventures and Other	207	—	207	—	—	207
Total operating profit	1,017	185	1,202	83	—	1,285
Net finance costs	(520)	26	(494)	—	—	(494)
Share of post -tax results of JVs and associates	25	—	25	—	—	25
Profit before tax	522	211	733	83	—	816
Tax	(93)	(41)	(134)	(19)	—	(153)
Profit after tax	429	170	599	64	—	663

Six months ended 30 September 2017	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major Storms	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	542	—	542	(2)	—	540
UK Gas Transmission	126	—	126	18	—	144
US Regulated	448	(15)	433	93	—	526
NG Ventures and Other	158	—	158	—	—	158
Total operating profit	1,274	(15)	1,259	109	—	1,368
Net finance costs	(514)	(28)	(542)	—	—	(542)
Share of post -tax results of JVs and associates	20	—	20	—	—	20
Profit before tax	780	(43)	737	109	—	846
Tax	(153)	4	(149)	(40)	—	(189)
Profit after tax	627	(39)	588	69	—	657

Reconciliation of Adjusted and Underlying Profits – At constant currency

			At constant currency
Six months ended 30 September 2017	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major Storms	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	542	—	542	(2)	—	540
UK Gas Transmission	126	—	126	18	—	144
US Regulated	433	(3)	430	92	—	522
NGV and Other	158	—	158	—	—	158
Total operating profit	1,259	(3)	1,256	108	—	1,364
Net finance costs	(542)	2	(540)	-	—	(540)
Share of post -tax results of JVs and associates	20	—	20	—	—	20
Profit before tax	737	(1)	736	108	—	844

Alternative performance measures/non-IFRS reconciliations (continued)

Earnings per share calculations from continuing operations – At actual exchange rates

The table below reconciles the profit after tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Six months ended 30 September 2018	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	429	(1)	428	3,367	12.7
Adjusted (also referred to as Headline)	599	(1)	598	3,367	17.8
Underlying	663	(1)	662	3,367	19.7

Six months ended 30 September 2017	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	627	(1)	626	3,539	17.7
Adjusted (also referred to as Headline)	588	(1)	587	3,539	16.6
Underlying	657	(1)	656	3,539	18.5

Timing impacts

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under-recoveries”. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission	UK Gas Transmission	US Regulated[1]	Total[2]
	£m	£m	£m	£m
31 March 2018 closing balance	(44)	93	246	295
Opening balance adjustments	(6)	9	(6)	(3)
Restated 1 April 2018 opening balance	(50)	102	240	292
Under-recovery	(25)	(12)	(46)	(83)
30 September 2018 closing balance to (recover)/return	(75)	90	194	209

	UK Electricity Transmission	UK Gas Transmission	US Regulated[1]	Total[2]
	£m	£m	£m	£m
31 March 2017 closing balance	(30)	112	323	405
Opening balance adjustments	(9)	(2)	9	(2)
Restated 1 April 2017 opening balance	(39)	110	332	403
Over/(under)-recovery	2	(18)	(92)	(108)
30 September 2017 closing balance to (recover)/return	(37)	92	240	295
Year on year timing variance	(27)	6	46	25

1.	US Regulated balances have been restated using the average rate of 1.31 for the period to 30 September 2018.

2.	The closing balances as at 30 September 2017 and 30 September 2018 would have been £290m and £211m respectively had the closing exchange rates been used.

Alternative performance measures/non-IFRS reconciliations (continued)

Capital investment

‘Capital investment’ or ‘investment’ refers to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture. We also include the Group's investments in Technology and Innovation companies during the period (which are classified for IFRS purposes as non-current financial assets on the Group consolidated statement of financial position).

Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			At constant currency
Six months ended 30 September	2018	2017	% change	2018	2017	% change
	£m	£m		£m	£m
UK Electricity Transmission	462	515	(10)%	462	515	(10)%
UK Gas Transmission	153	157	(3)%	153	157	(3)%
US Regulated	1,177	1,095	7%	1,177	1,089	8%
NGV and Other	338	233	45%	338	233	45%
Group capital investment	2,130	2,000	7%	2,130	1,994	7%

Six months ended 30 September	2018	2017	% change
	£m	£m
Capital expenditure	2,040	1,892	8%
Equity investment, funding contributions and loans to joint ventures and associates	76	108	(30)%
Investment in financial assets (Technology and Innovation)	14	—	N/A
Group capital investment	2,130	2,000	7%